SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For August 31, 2015
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ITR - Quarterly Information Form - 06/30/2015 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version: 1

Table of Contents

Company Information
Capital Breakdown	1
Cash Proceeds	2
Parent Company’s Financial Statements
Statement of Financial Position – Assets	3
Statement of Financial Position – Liabilities	4
Statement of Income	6
Statement of Comprehensive Income	7
Statement of Cash Flows	8
Statement of Changes in Equity
1/1/2015 to 6/30/2015	10
1/1/2014 to 6/30/2014	11
Statement of Value Added	12
Comments on the Company’s Performance	13
Notes to the Financial Statements	19
Comments on the Company’s Projections	72
Other Information Deemed as Relevant by the Company	73
Reports and Statements
Unqualified Report on Special Review	75

ITR - Quarterly Information Form - 06/30/2015 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version: 1

Company Information / Capital Breakdown

Number of Shares	Current Quarter
(Units)	6/30/2015
Paid-in Capital
Common	683,509,869
Preferred	0
Total	683,509,869
Treasury Shares
Common	0
Preferred	0
Total	0

PAGE: 1 of 76

ITR - Quarterly Information Form - 06/30/2015 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version: 1

   Company Information / Cash Proceeds

Event	Approval	Proceeds	Date of Payment	Type of Share	Class of Share	Earnings per share
						(Reais / Share)
Board of Directors’ Meeting	3/26/2015	Interest on Shareholders’ Equity	6/29/2015	Common		0.36913

PAGE: 2 of 76

ITR - Quarterly Information Form - 06/30/2015 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version: 1

 Parent Company’s Financial Statements/Statement of Financial Position - Assets (R$ thousand)

Code	Description	Current Quarter 6/30/2015	Previous Year 12/31/2014
1	Total Assets	31,120,003	30,355,440
1.01	Current Assets	2,463,266	3,215,445
1.01.01	Cash and Cash Equivalents	803,031	1,722,991
1.01.03	Accounts Receivable	1,273,181	1,156,785
1.01.03.01	Trade Accounts Receivable	1,144,774	1,034,820
1.01.03.02	Other Accounts Receivable	128,407	121,965
1.01.03.02.01	Balances with Related Parties	128,407	121,965
1.01.04	Inventories	55,330	66,487
1.01.06	Recoverable Taxes	112,331	148,768
1.01.06.01	Current Recoverable Taxes	112,331	148,768
1.01.08	Other Current Assets	219,393	120,414
1.01.08.03	Other	219,393	120,414
1.01.08.03.01	Restricted Cash	20,171	19,750
1.01.08.03.02	Financial Asset Held for Trading	86,930	0
1.01.08.03.20	Other Accounts Receivable	112,292	100,664
1.02	Noncurrent Assets	28,656,737	27,139,995
1.02.01	Long-Term Assets	1,220,398	780,362
1.02.01.03	Accounts Receivable	165,243	189,458
1.02.01.03.01	Trade Accounts Receivable	165,243	189,458
1.02.01.06	Deferred Taxes	75,100	209,478
1.02.01.06.01	Deferred Income Tax and Social Contribution	75,100	209,478
1.02.01.08	Receivables from Related Parties	689,267	102,018
1.02.01.08.03	Receivables from Controlling Shareholders	689,267	102,018
1.02.01.09	Other Noncurrent Assets	290,788	279,408
1.02.01.09.04	Escrow Deposits	81,614	69,488
1.02.01.09.05	ANA – National Water Agency	127,855	122,634
1.02.01.09.20	Other Accounts Receivable	81,319	87,286
1.02.02	Investments	85,683	75,262
1.02.02.01	Shareholdings	24,134	21,223
1.02.02.01.04	Other Shareholdings	24,134	21,223
1.02.02.02	Investment Properties	61,549	54,039
1.02.03	Property, Plant and Equipment	307,434	304,845
1.02.04	Intangible Assets	27,043,222	25,979,526
1.02.04.01	Intangible Assets	27,043,222	25,979,526
1.02.04.01.01	Concession Contracts	8,653,155	8,650,531
1.02.04.01.02	Program Contracts	6,626,550	6,082,062
1.02.04.01.03	Service Contracts	11,471,117	10,986,386
1.02.04.01.04	Software License	292,400	260,547

PAGE: 3 of 76

ITR - Quarterly Information Form - 06/30/2015 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version: 1

Parent Company’s Financial Statements/Statement of Financial Position – Liabilities (R$ thousands)

Code	Description	Current Quarter 6/30/2015	Previous Year 12/31/2014
2	Total Liabilities	31,120,003	30,355,440
2.01	Current Liabilities	2,892,090	3,480,576
2.01.01	Labor and Social Security Liabilities	353,717	387,971
2.01.01.01	Social Security Liabilities	27,256	38,427
2.01.01.02	Labor Liabilities	326,461	349,544
2.01.02	Trade Accounts Payable	254,389	323,513
2.01.02.01	Domestic Suppliers	254,389	323,513
2.01.03	Tax Liabilities	70,590	74,138
2.01.03.01	Federal Tax Liabilities	62,739	64,209
2.01.03.01.02	PIS-PASEP and COFINS (taxes on revenue) Payable	17,345	0
2.01.03.01.03	INSS (social security contribution) Payable	35,376	33,324
2.01.03.01.20	Other Federal Taxes	10,018	30,885
2.01.03.02	State Taxes Liabilities	0	48
2.01.03.03	Municipal Taxes Liabilities	7,851	9,881
2.01.04	Loans and Financing	859,871	1,207,126
2.01.04.01	Loans and Financing	493,000	484,064
2.01.04.01.01	In Domestic Currency	215,319	245,384
2.01.04.01.02	In Foreign Currency	277,681	238,680
2.01.04.02	Debentures	357,164	714,065
2.01.04.03	Financing through finance lease	9,707	8,997
2.01.05	Other Liabilities	756,379	862,736
2.01.05.01	Payables to Related Parties	2,423	1,569
2.01.05.01.03	Payables to Controlling Shareholders	2,423	1,569
2.01.05.02	Other	753,956	861,167
2.01.05.02.01	Dividends and Interest on Equity Payable	126,887	214,523
2.01.05.02.04	Services Payable	302,680	318,973
2.01.05.02.05	Refundable Amounts	9,264	16,929
2.01.05.02.06	Program Contract Commitments	201,762	189,551
2.01.05.02.07	Private Public Partnership – PPP	38,977	38,047
2.01.05.02.09	Indemnities	9,875	10,516
2.01.05.02.20	Other Payables	64,511	72,628
2.01.06	Provisions	597,144	625,092
2.01.06.01	Tax, Social Security, Labor and Civil Provisions	122,573	120,003
2.01.06.01.01	Tax Provisions	10,157	8,681
2.01.06.01.02	Social Security and Labor Provisions	44,105	48,340
2.01.06.01.04	Civil Provisions	68,311	62,982
2.01.06.02	Other Provisions	474,571	505,089
2.01.06.02.03	Provisions for Environmental Liabilities and Decommissioning	12,724	62,250
2.01.06.02.04	Provisions for Customers	393,907	382,937
2.01.06.02.05	Provisions for Suppliers	67,940	59,902
2.02	Non-Current Liabilities	14,290,019	13,570,461
2.02.01	Loans and Financing	10,231,564	9,578,641
2.02.01.01	Loans and Financing	6,553,578	5,718,135
2.02.01.01.01	In Domestic Currency	1,709,266	1,610,523
2.02.01.01.02	In Foreign Currency	4,844,312	4,107,612
2.02.01.02	Debentures	3,183,949	3,386,913

PAGE: 4 of 76

ITR - Quarterly Information Form - 06/30/2015 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version: 1

 Parent Company’s Financial Statements/Statement of Financial Position – Liabilities (R$ thousands)

Code	Description	Current Quarter 6/30/2015	Previous Year 12/31/2014
2.02.01.03	Financing through finance lease	494,037	473,593
2.02.02	Other Payables	3,679,621	3,396,565
2.02.02.02	Other	3,679,621	3,396,565
2.02.02.02.04	Pension Plan Liabilities	2,810,893	2,729,598
2.02.02.02.05	Program Contract Commitments	41,790	18,208
2.02.02.02.06	Private Public Partnership – PPP	504,378	330,236
2.02.02.02.07	Indemnities	12,184	8,925
2.02.02.02.08	Labor Liabilities	17,223	23,498
2.02.02.02.09	Deferred COFINS and PASEP	131,135	129,351
2.02.02.02.20	Other Payables	162,018	156,749
2.02.04	Provisions	378,834	595,255
2.02.04.01	Tax, Pension Plan, Labor and Civil Provisions	251,263	285,197
2.02.04.01.01	Tax Provisions	48,589	46,873
2.02.04.01.02	Pension Plan and Labor Provisions	159,442	184,893
2.02.04.01.04	Civil Provisions	43,232	53,431
2.02.04.02	Other Provisions	127,571	310,058
2.02.04.02.03	Provisions for Environmental Liabilities and Decommissioning	63,922	163,347
2.02.04.02.04	Provisions for Customers	62,099	141,237
2.02.04.02.05	Provisions for Suppliers	1,550	5,474
2.03	Equity	13,937,894	13,304,403
2.03.01	Paid-Up Capital	10,000,000	10,000,000
2.03.04	Profit Reserve	3,672,149	3,694,151
2.03.04.01	Legal Reserves	758,141	758,141
2.03.04.08	Additional Dividend Proposed	0	22,002
2.03.04.10	Reserve for Investments	2,914,008	2,914,008
2.03.05	Retained Earnings/Accumulated Losses	655,493	0
2.03.06	Equity Valuation Adjustments	-389,748	-389,748

PAGE: 5 of 76

ITR - Quarterly Information Form - 06/30/2015 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version: 1

 Parent Company’s Financial Statements/Statement of Income (R$ thousands)

Code	Description	Current Quarter 4/1/2015 to 6/30/2015	YTD Current Year 1/1/2015 to 6/30/2015	Same Quarter Previous Year 4/1/2014 to 6/30/2014	YTD Previous Year 1/1/2014 to 6/30/2014
3.01	Revenue from Sales and/or Services	2,822,852	5,291,493	2,754,153	5,546,083
3.02	Cost of Sales and/or Services	-2,105,409	-3,864,086	-1,830,133	-3,508,850
3.02.01	Cost of Sales and/or Services	-1,220,186	-2,402,487	-1,165,916	-2,324,161
3.02.02	Construction Cost	-885,223	-1,461,599	-664,217	-1,184,689
3.03	Gross Profit	717,443	1,427,407	924,020	2,037,233
3.04	Operating Income/Expenses	-233,241	193,057	-479,678	-880,386
3.04.01	Selling Expenses	-146,971	-331,452	-215,232	-371,829
3.04.02	General and Administrative Expenses	-97,932	479,676	-269,704	-470,378
3.04.04	Other Operating Income	35,186	64,469	21,638	38,145
3.04.04.01	Other Operating Income	39,440	73,526	25,091	42,905
3.04.04.02	COFINS and PASEP	-4,254	-9,057	-3,453	-4,760
3.04.05	Other Operating Expenses	-23,409	-20,635	-16,429	-76,005
3.04.05.01	Loss on Write-off of Property, Plant and Equipment Items	-7,539	762	-6,445	-52,092
3.04.05.03	Tax Incentives	-7,770	-7,770	-7,702	-8,567
3.04.05.04	Surplus Cost of Traded Electricity	-6,086	-11,618	0	0
3.04.05.06	Provision for losses - Diadema and Saned	0	0	-1,967	-14,967
3.04.05.20	Other	-2,014	-2,009	-315	-379
3.04.06	Equity in the Earnings (Losses) of Investees	-115	999	49	-319
3.05	Income Before Financial Result and Taxes	484,202	1,620,464	444,342	1,156,847
3.06	Financial Result	155,392	-830,368	-21,577	5,942
3.06.01	Finance Income	125,390	229,778	84,607	181,115
3.06.01.01	Finance Income	125,342	229,171	84,875	181,727
3.06.01.02	Foreign Exchange Gains	48	607	-268	-612
3.06.02	Finance Expenses	30,002	-1,060,146	-106,184	-175,173
3.06.02.01	Finance Expenses	-178,911	-384,534	-190,409	-376,407
3.06.02.02	Foreign Exchange Losses	208,913	-675,612	84,225	201,234
3.07	Earnings Before Income Tax	639,594	790,096	422,765	1,162,789
3.08	Income Tax and Social Contribution	-302,279	-134,603	-120,343	-382,781
3.08.01	Current	-225	-225	-135,474	-412,191
3.08.02	Deferred	-302,054	-134,378	15,131	29,410
3.09	Net Result from Continued Operations	337,315	655,493	302,422	780,008
3.11	Profit/Loss for the Period	337,315	655,493	302,422	780,008
3.99	Earnings per Share - (Reais / Share)
3.99.01	Basic Earnings per Share
3.99.01.01	Common Share	0.49350	0.95901	0.44246	1.14118
3.99.02	Diluted Earnings per Share
3.99.02.01	Common Share	0.49350	0.95901	0.44246	1.14118

PAGE: 6 of 76

ITR - Quarterly Information Form - 06/30/2015 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version: 1

Parent Company’s Financial Statements / Statement of Comprehensive Income

(R$ thousands)

Code	Description	Current Quarter 4/1/2015 to 6/30/2015	YTD Current Year 1/1/2015 to 6/30/2015	Same Quarter Previous Year 4/1/2014 to 6/30/2014	YTD Previous Year 1/1/2014 to 6/30/2014
4.01	Net Income for the Period	337,315	655,493	302,422	780,008
4.03	Comprehensive Income for the Period	337,315	655,493	302,422	780,008

PAGE: 7 of 76

ITR - Quarterly Information Form - 06/30/2015 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version: 1

 Parent Company’s Financial Statements/Statement of Cash Flows – Indirect Method (R$ thousands)

Code	Description	YTD Current Year 1/1/2015 to 6/30/2015	YTD Previous Year 1/1/2014 to 6/30/2014
6.01	Net Cash from Operating Activities	935,161	1,277,913
6.01.01	Cash from Operations	1,475,712	1,991,784
6.01.01.01	Profit Before Income Tax and Social Contribution	790,096	1,162,789
6.01.01.02	Provision and Inflation Adjustments on Provisions	-171,045	95,467
6.01.01.03	GESP Agreement	-696,283	0
6.01.01.04	Financial Charges from Customers	-111,328	-99,846
6.01.01.05	Residual Value of Written-off Property, Plant and Equipment and Intangible Assets	3,491	1,801
6.01.01.06	Depreciation and Amortization	537,395	482,852
6.01.01.07	Interest on Loans and Financing Payable	232,201	216,351
6.01.01.08	Monetary and Foreign Exchange Change on Loans and Financing	773,054	-139,278
6.01.01.09	Interest and Monetary Change on Liabilities	12,123	10,850
6.01.01.10	Interest and Monetary Change in Assets	-28,367	-5,626
6.01.01.11	Allowance for Doubtful Accounts	47,520	76,328
6.01.01.12	Provision for Consent Decree (TAC)	-43,148	23,986
6.01.01.13	Equity in the Earnings (Losses) of Investees	-999	319
6.01.01.14	Provision for Sabesprev Mais	4,605	3,515
6.01.01.15	Other Provisions/Reversals	-2,298	60,967
6.01.01.16	Transfer of Funds to São Paulo Municipal Government	-3,808	-18,051
6.01.01.17	Gross Margin over Intangible Assets Resulting from Concession Contracts	-31,627	-25,287
6.01.01.18	Pension Plan Liabilities	164,130	144,647
6.01.02	Changes in Assets and Liabilities	-133,788	-18,549
6.01.02.01	Trade Accounts Receivable	-18,269	262,977
6.01.02.02	Balances and Related Party Transactions	13,019	30,566
6.01.02.03	Inventories	11,045	-256
6.01.02.04	Recoverable Taxes	36,437	0
6.01.02.05	Other Accounts Receivable	-12,408	-39,123
6.01.02.06	Escrow Deposits	14,978	10,345
6.01.02.08	Contractors and Suppliers	-15,114	-18,357
6.01.02.09	Payroll, Provisions and Social Contribution	8,894	7,843
6.01.02.10	Pension Plan Liabilities	-82,835	-78,824
6.01.02.11	Taxes and Contributions Payable	11,317	-87,530
6.01.02.12	Services Received	-12,485	28,966
6.01.02.13	Other Liabilities	-16,827	-13,121
6.01.02.14	Provisions	-73,324	-123,598
6.01.02.15	Deferred COFINS/PASEP	1,784	1,563
6.01.03	Other	-406,763	-695,322
6.01.03.01	Interest Paid	-389,020	-307,106
6.01.03.02	Income Tax and Social Contribution Paid	-17,743	-388,216
6.02	Net Cash from Investing Activities	-1,209,437	-1,192,404
6.02.01	Acquisition of Property, Plant and Equipment	-14,784	-52,135
6.02.02	Acquisition of Intangible Assets	-1,196,001	-1,130,122
6.02.03	Increase in Investments	243	-17
6.02.04	Restricted Cash	-421	-10,130
6.02.05	Dividends received	1,526	0

PAGE: 8 of 76

ITR - Quarterly Information Form - 06/30/2015 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version: 1

 Parent Company’s Financial Statements/Statement of Cash Flows – Indirect Method (R$ thousands)

Code	Description	YTD Current Year 1/1/2015 to 6/30/2015	YTD Previous Year 1/1/2014 to 6/30/2014
6.03	Net Cash from Financing Activities	-645,684	-43,799
6.03.01	Funding – Loans	388,012	795,911
6.03.02	Amortization of Loans	-876,443	-326,390
6.03.03	Payment of Interest on Shareholders’ Equity	-106,985	-467,439
6.03.04	Public-Private Partnership (PPP)	-11,333	-9,921
6.03.05	Program Contract Commitments	-38,935	-35,960
6.05	Increase (Decrease) in Cash and Cash Equivalents	-919,960	41,710
6.05.01	Opening Cash and Cash Equivalents	1,722,991	1,782,001
6.05.02	Closing Cash and Cash Equivalents	803,031	1,823,711

PAGE: 9 of 76

ITR - Quarterly Information Form - 06/30/2015 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version: 1

 Parent Company’s Financial Statements/Statement of Changes in Equity - 1/1/2015 to 6/30/2015 (R$ thousands)

Code	Description	Paid-up Capital	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Retained Earnings/ Accumulated Losses	Other Comprehensive Income	Total Equity
5.01	Opening Balances	10,000,000	0	3,694,151	0	-389,748	13,304,403
5.03	Opening Balances	10,000,000	0	3,694,151	0	-389,748	13,304,403
5.04	Capital Transactions with Partners	0	0	-22,002	0	0	-22,002
5.04.08	Additional Dividends Approved	0	0	-22,002	0	0	-22,002
5.05	Total Comprehensive Income	0	0	0	655,493	0	655,493
5.05.01	Net Income for the Period	0	0	0	655,493	0	655,493
5.07	Closing Balances	10,000,000	0	3,672,149	655,493	-389,748	13,937,894

PAGE: 10 of 76

ITR - Quarterly Information Form - 06/30/2015 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version: 1

 Parent Company’s Financial Statements/Statement of Changes in Equity - 1/1/2014 to 6/30/2014 (R$ thousands)

Code	Description	Paid-up Capital	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Retained Earnings/ Accumulated Losses	Other Comprehensive Income	Total Equity
5.01	Opening Balances	6,203,688	124,255	6,736,389	0	-133,531	12,930,801
5.03	Opening Balances	6,203,688	124,255	6,736,389	0	-133,531	12,930,801
5.04	Capital Transactions with Partners	0	0	-42,862	0	0	-42,862
5.04.08	Additional Dividends Approved	0	0	-42,862	0	0	-42,862
5.05	Total Comprehensive Income	0	0	0	780,008	0	780,008
5.05.01	Net Income for the Period	0	0	0	780,008	0	780,008
5.06	Internal Changes in the Shareholders’ Equity	3,796,312	-124,255	-3,672,057	0	0	0
5.06.04	Capitalization of Reserves	3,796,312	-124,255	-3,672,057	0	0	0
5.07	Closing Balances	10,000,000	0	3,021,470	780,008	-133,531	13,667,947

PAGE: 11 of 76

ITR - Quarterly Information Form - 06/30/2015 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version: 1

 Parent Company’s Financial Statements/Statement of Value Added (R$ thousands)

PBRCode	Description	YTD Current Year 1/1/2015 to 6/30/2015	YTD Previous Year 1/1/2014 to 6/30/2014
7.01	Revenue	5,570,966	5,845,001
7.01.01	Operating Revenue	4,051,734	4,668,448
7.01.02	Other Revenue	73,526	42,905
7.01.03	Revenue from Construction of Own Assets	1,493,226	1,209,976
7.01.04	Allowance for/Reversal of Doubtful Accounts	-47,520	-76,328
7.02	Inputs Acquired from Third Parties	-2,438,564	-2,566,871
7.02.01	Costs of Sales and Services	-2,292,127	-2,079,367
7.02.02	Materials, Energy, Outsourced Services and Other	-125,802	-411,499
7.02.04	Other	-20,635	-76,005
7.03	Gross Value Added	3,132,402	3,278,130
7.04	Retentions	-537,395	-482,852
7.04.01	Depreciation, Amortization and Depletion	-537,395	-482,852
7.05	Net Value Added Produced	2,595,007	2,795,278
7.06	Value Added Received through Transfer	927,060	180,796
7.06.01	Equity in the Earnings (Losses) of Investees	999	-319
7.06.02	Finance Income	229,778	181,115
7.06.03	Other	696,283	0
7.06.03.01	GESP Reimbursement – Benefits Paid	696,283	0
7.07	Total Value Added to Distribute	3,522,067	2,976,074
7.08	Value Added Distribution	3,522,067	2,976,074
7.08.01	Personnel	986,815	959,765
7.08.01.01	Direct Compensation	643,849	631,107
7.08.01.02	Benefits	276,472	254,575
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	66,494	74,083
7.08.02	Taxes and Contributions	630,092	948,275
7.08.02.01	Federal	581,662	897,965
7.08.02.02	State	33,262	35,867
7.08.02.03	Municipal	15,168	14,443
7.08.03	Value Distributed to Providers of Capital	1,249,667	288,026
7.08.03.01	Interest	1,208,167	249,891
7.08.03.02	Rental	41,500	38,135
7.08.04	Value Distributed to Shareholders	655,493	780,008
7.08.04.03	Retained Earnings/Accumulated Loss for the Period	655,493	780,008

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1. Financial highlights

								R$ million
	2Q15	2Q14	Chg. (R$)%		1H15	1H14	Chg. (R$)%
(+) Gross operating revenue	2,047.2	2,224.0	(176.8)	(7.9)	4,051.7	4,668.4	(616.7)	(13.2)
(+) Construction revenue	904.8	678.7	226.1	33.3	1,493.2	1,210.0	283.2	23.4
(-) COFINS and PASEP taxes	129.1	148.6	(19.5)	(13.1)	253.4	332.3	(78.9)	(23.7)
(=) Net operating revenue	2,822.9	2,754.1	68.8	2.5	5,291.5	5,546.1	(254.6)	(4.6)
(-) Costs and expenses	1,465.1	1,650.8	(185.7)	(11.2)	2,254.3	3,166.4	(912.1)	(28.8)
(-) Construction costs	885.2	664.2	221.0	33.3	1,461.6	1,184.7	276.9	23.4
(+) Equity result	(0.1)	-	(0.1)	-	1.0	(0.3)	1.3	(433.3)
(+) Other operating revenue/expenses, net	11.7	5.2	6.5	125.0	43.8	(37.8)	81.6	(215.9)
(=) Earnings before financial result, income tax and social contribution	484.2	444.3	39.9	9.0	1,620.4	1,156.9	463.5	40.1
(+) Financial result	155.4	(21.6)	177.0	(819.4)	(830.3)	5.9	(836.2)	n.m.
(=) Earnings before income tax and social contribution	639.6	422.7	216.9	51.3	790.1	1,162.8	(372.7)	(32.1)
(-) Income tax and social contribution	302.3	120.3	182.0	151.3	134.6	382.8	(248.2)	(64.8)
Net Income	337.3	302.4	34.9	11.5	655.5	780.0	(124.5)	(16.0)
Earnings per share* (R$)	0.49	0.44			0.96	1.14
* Total shares = 683,509,869

Adjusted EBITDA Reconciliation (Non-accounting measures)

R$ million
2Q15	2Q14	Chg. (R$)%	1H15	1H14	Chg. (R$)%
Net income	337.3	302.4	34.9	11.5	655.5	780.0	(124.5)	(16.0)
(-) Income tax and social contribution	302.3	120.3	182.0	151.3	134.6	382.8	(248.2)	(64.8)
(+) Financial result	(155.4)	21.6	(177.0)	(819.4)	830.3	(5.9)	836.2	n.m.
(+) Other operating revenues/expenses, net	(11.7)	(5.2)	(6.5)	125.0	(43.8)	37.8	(81.6)	(215.9)
(=) Adjusted EBIT*	472.5	439.1	33.4	7.6	1,576.6	1,194.7	381.9	32.0
(+) Depreciation and amortization	284.1	222.6	61.5	27.6	537.4	482.9	54.5	11.3
(=) Adjusted EBITDA **	756.6	661.7	94.9	14.3	2,114.0	1,677.6	436.4	26.0
(%) Adjusted EBITDA margin	26.8	24.0			40.0	30.2

(*) Adjusted EBIT is net income before: (i) other operating revenues/expenses; (ii) financial result; and (iii) income tax and social contribution.

(**) Adjusted EBITDA is net income before: (i) depreciation and amortization expenses; (ii) income tax and social contribution; (iii) financial result; and (iv) other operating revenues/expenses, net.

In 2Q15, net operating revenue, including construction revenue, reached R$ 2.8 billion; a 2.5% increase compared to 2Q14.

Costs and expenses, including construction costs, totaled R$ 2.4 billion, up by 1.5% compared to R$ 2.3 billion recorded in 2Q14.

Adjusted EBIT, in the amount of R$ 472.5 million, grew 7.6% from R$ 439.1 million recorded in the same quarter of the previous year.

Adjusted EBITDA, in the amount of R$ 756.6 million, increased 14.3% from R$ 661.7 million recorded in 2Q14 (R$ 3,355.1 million in the last 12 months).

The adjusted EBITDA margin was 26.8% in 2Q15, versus 24.0% in 2Q14 (30.6% in the last 12 months). Excluding construction revenues and construction costs, the adjusted EBITDA margin was 38.4% in 2Q15 (31.2% in 2Q14 and 42.4% in the last 12 months).

Net income totaled R$ 337.3 million, 11.5% higher than R$ 302.4 million recorded in 2Q14.

2. Gross operating revenue

Gross operating revenue from water and sewage, not including construction revenue, totaled R$ 2.0 billion, a drop of R$ 176.8 million or 7.9%, when compared to the R$ 2.2 billion recorded in 2Q14.

The main factors that led to this variation were:

•         Bonus granted within the Water Consumption Reduction Incentive Program, with a R$ 231.0 million impact in 2Q15, versus the R$ 88.1 million granted in 2Q14, leading to a decrease of 6.4% in gross operating revenue;

•         Decrease of 7.5% in the Company’s total billed volume (8.3% in water and 6.3% in sewage); and

•         Decrease in the average billed price, due to the migration of clients to lower volume of consumption ranges.

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The decline in gross operating revenue was mitigated by the application of contingency tariff, in the amount of R$123.0 million, and by the application of the following adjustments:

•         6.5% repositioning tariff index since December 2014; and

•         15.2% tariff increase (7.8% ordinary tariff adjustment and 6.9% Extraordinary Tariff Revision) since June 2015, with a 1.5% impact in the quarter.

3. Construction revenue

Construction revenue increased R$ 226.1 million or 33.3%, when compared to 2Q14. The variation was mainly due to higher investments in 2Q15.

4. Billed volume

The following tables show the water and sewage billed volume, quarter-on-quarter and semester-on-semester, per customer category and region.

WATER AND SEWAGE BILLED VOLUME (1) PER CUSTOMER CATEGORY - million m3
		Water			Sewage		Water + Sewage
Category	2Q15	2Q14%		2Q15	2Q14%		2Q15	2Q14%
Residential	358.0	382.0	(6.3)	301.3	319.2	(5.6)	659.3	701.2	(6.0)
Commercial	39.4	42.7	(7.7)	37.5	40.3	(6.9)	76.9	83.0	(7.3)
Industrial	8.0	9.9	(19.2)	9.7	10.9	(11.0)	17.7	20.8	(14.9)
Public	10.7	13.3	(19.5)	8.4	10.3	(18.4)	19.1	23.6	(19.1)
Total retail	416.1	447.9	(7.1)	356.9	380.7	(6.3)	773.0	828.6	(6.7)
Wholesale	52.4	63.1	(17.0)	5.9	6.6	(10.6)	58.3	69.7	(16.4)
Total	468.5	511.0	(8.3)	362.8	387.3	(6.3)	831.3	898.3	(7.5)
	1H15	1H14%		1H15	1H14%		1H15	1H14%
Residential	727.0	792.6	(8.3)	609.9	659.5	(7.5)	1,336.9	1,452.1	(7.9)
Commercial	79.9	87.7	(8.9)	75.6	82.3	(8.1)	155.5	170.0	(8.5)
Industrial	16.5	20.1	(17.9)	19.6	22.0	(10.9)	36.1	42.1	(14.3)
Public	21.2	27.1	(21.8)	16.5	20.9	(21.1)	37.7	48.0	(21.5)
Total retail	844.6	927.5	(8.9)	721.6	784.7	(8.0)	1,566.2	1,712.2	(8.5)
Wholesale	105.7	138.5	(23.7)	12.4	13.1	(5.3)	118.1	151.6	(22.1)
Total	950.3	1,066.0	(10.9)	734.0	797.8	(8.0)	1,684.3	1,863.8	(9.6)

WATER AND SEWAGE BILLED VOLUME (1) PER REGION - million m3
	Water			Sewage			Water + Sewage
Region	2Q15	2Q14%		2Q15	2Q14%		2Q15	2Q14%
Metropolitan	267.1	292.8	(8.8)	231.7	251.2	(7.8)	498.8	544.0	(8.3)
Regional (2)	149.0	155.1	(3.9)	125.2	129.5	(3.3)	274.2	284.6	(3.7)
Total retail	416.1	447.9	(7.1)	356.9	380.7	(6.3)	773.0	828.6	(6.7)
Wholesale	52.4	63.1	(17.0)	5.9	6.6	(10.6)	58.3	69.7	(16.4)
Total	468.5	511.0	(8.3)	362.8	387.3	(6.3)	831.3	898.3	(7.5)
	1H15	1H14%		1H15	1H14%		1H15	1H14%
Metropolitan	535.0	601.9	(11.1)	462.6	514.1	(10.0)	997.6	1,116.0	(10.6)
Regional (2)	309.6	325.6	(4.9)	259.0	270.6	(4.3)	568.6	596.2	(4.6)
Total retail	844.6	927.5	(8.9)	721.6	784.7	(8.0)	1,566.2	1,712.2	(8.5)
Wholesale	105.7	138.5	(23.7)	12.4	13.1	(5.3)	118.1	151.6	(22.1)
Total	950.3	1,066.0	(10.9)	734.0	797.8	(8.0)	1,684.3	1,863.8	(9.6)

   (1) Unaudited

   (2) Including coastal and interior region

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5. Costs, administrative and selling expenses

In 2Q15, costs, administrative and selling expenses, grew 1.5% (R$ 35.3 million). Excluding construction costs, total costs and expenses dropped 11.2%. As a percentage of net revenue, cost and expenses were 84.1% in 2Q14 and 83.3% in 2Q15.

R$ million

	2Q15	2Q14	Chg. (R$)%		1H15	1H14	Chg. (R$)%
Payroll and benefits	528.8	551.4	(22.6)	(4.1)	1,063.4	1,048.1	15.3	1.5
Supplies	43.1	46.9	(3.8)	(8.1)	91.7	94.1	(2.4)	(2.6)
Treatment supplies	63.6	64.6	(1.0)	(1.5)	135.9	134.3	1.6	1.2
Services	270.0	351.6	(81.6)	(23.2)	566.0	666.2	(100.2)	(15.0)
Electric power	208.3	144.5	63.8	44.2	367.4	284.5	82.9	29.1
General expenses	48.7	190.0	(141.3)	(74.4)	103.1	342.7	(239.6)	(69.9)
Tax expenses	18.3	17.6	0.7	4.0	38.2	37.3	0.9	2.4
São Paulo state government reimbursement	-	-	-	-	(696.3)	-	(696.3)	-
Sub-total	1,180.8	1,366.6	(185.8)	(13.6)	1,669.4	2,607.2	(937.8)	(36.0)
Depreciation and amortization	284.1	222.6	61.5	27.6	537.4	482.9	54.5	11.3
Credit write-offs	0.2	61.6	(61.4)	(99.7)	47.5	76.3	(28.8)	(37.7)
Sub-total	284.3	284.2	0.1	0.0	584.9	559.2	25.7	4.6
Costs and expenses	1,465.1	1,650.8	(185.7)	(11.2)	2,254.3	3,166.4	(912.1)	(28.8)
Construction costs	885.2	664.2	221.0	33.3	1,461.6	1,184.7	276.9	23.4
Costs, adm., selling and construction expenses	2,350.3	2,315.0	35.3	1.5	3,715.9	4,351.1	(635.2)	(14.6)
% of net revenue	83.3	84.1			70.2	78.5

5.1. Payroll and benefits

In 2Q15 payroll and benefits dropped R$ 22.6 million or 4.1%, due to the following:

•       R$ 15.9 million in provisions for severance payments (TAC); and

•       R$ 10.7 million in expenses related to the Profit Sharing Program, due to a higher reversion of provision in 2Q15, as a result of achievements lower than the targets estimated for the period.

The average wage increase of 6.8%, since May 2014 and of 9.7% since May 2015 were offset by the 4.4% drop in the number of employees, that reduced from 14,799 in 2Q14 to 14,147 this quarter.

5.2. Supplies

In 2Q15, expenses with supplies decreased R$ 3.8 million or 8.1%, from R$ 46.9 million to R$ 43.1 million, mostly due to lower use of materials in preventive and corrective maintenance in several water and sewage systems, thus, resulting in a reduction of R$ 3.0 million.

5.3. Services

Services expenses, in the amount of R$ 270.0 million, dropped R$ 81.6 million or 23.2%, in comparison to R$351.6 million in 2Q14. The main factors were:

•         Advertising campaigns, in the amount of R$ 38.3 million, mainly due to the intensification in 2Q14, for the rational use of water;

•         Estimate of service expenses, totaling R$ 22.1 million, especially due to the lower expense related to advertising campaigns in 2Q15; and

•         Expenses with risk contracts for credit recovery, in the amount of R$ 7.8 million.

5.4. Electric power

Electric power expenses totaled R$ 208.3 million, an increase of R$ 63.8 million or 44.2% in comparison to the R$ 144.5 million in 2Q14, chiefly due to the following.

•         Average increase of 82.0% in the regulated market tariffs (ACR), with a 10.3% decrease in consumption; and

•         Average increase of 210.4% in the grid market tariffs (TUSD).

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The regulated market (ACR) accounts for 69.2% of the total electric power consumed by the Company, while the grid market represents 11.5% of total consumption.

5.5. General expenses

General expenses dropped R$ 141.3 million or 74.4%, totaling R$ 48.7 million, versus the R$ 190.0 million recorded in 2Q14 mainly due to:

•         R$ 117.8 million decrease in the provision for lawsuits; and

•         Lower provision for the Municipal Fund for Environmental Sanitation and Infrastructure, in the amount of R$ 13.3 million, as a result of the decrease in revenues with the municipality of São Paulo.

5.6. Depreciation and amortization

R$ 61.5 million increase or 27.6%, reaching R$ 284.1 million in comparison to the R$ 222.6 million recorded in 2Q14, mostly related to the addition intangible assets in operation.

5.7. Credit write-offs

Credit write-offs decreased R$ 61.4 million, especially due to higher allowance for losses occurred in 2Q14, in municipalities served with water on wholesale basis.

6. Other operating revenues and expenses, net

Other net operational revenues and expenses reported an upturn of R$ 6.5 million, mainly due to the gain from selling surplus energy in 2Q15, in the amount of R$ 9.7 million.

7. Financial result				R$ million
	2Q15	2Q14	Chg.	%
Financial expenses, net of revenues	(64.5)	(74.4)	9.9	(13.3)
Net monetary and exchange variation	219.9	52.8	167.1	316.5
Financial result	155.4	(21.6)	177.0	(819.4)
7.1. Financial revenues and expenses
				R$ million
	2Q15	2Q14	Chg.	%
Financial expenses
Interest and charges on international loans and financing	(25.1)	(23.1)	(2.0)	8.7
Interest and charges on domestic loans and financing	(81.0)	(79.9)	(1.1)	1.4
Other financial expenses	(48.9)	(45.3)	(3.6)	7.9
Total financial expenses	(155.0)	(148.3)	(6.7)	4.5
Financial revenues	90.5	73.9	16.6	22.5
Financial expenses net of revenues	(64.5)	(74.4)	9.9	(13.3)
7.1.1. Financial expenses Financial expenses grew R$ 6.7 million. The main reasons were:

•         R$ 3.3 million upturn in other financial expenses, mainly due to the increased recognition of interest arising from the startup of a sewage treatment station, financed through leasing; and

•         R$ 2.0 million increase in interest and charges on international loans and financing, especially due to the total debt increase, resulting from new funding.

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7.1.2. Financial revenues

Financial revenues increased R$ 16.6 million, due to interest mainly over instalment agreement in 2Q15.

7.2. Monetary and exchange rate variation on assets and liabilities				R$ million
	2Q15	2Q14	Chg.	%
Currency exchange variation on loans and financing	208.9	84.2	124.7	148.1
Monetary variation on loans and financing	(41.6)	(28.9)	(12.7)	43.9
Other monetary variations	17.8	(13.1)	30.9	(235.9)
Monetary/exchange rate variation on liabilities	185.1	42.2	142.9	338.6
Monetary/exchange rate variation on assets	34.8	10.6	24.2	228.3
Monetary/exchange rate variation, net	219.9	52.8	167.1	316.5

7.2.1. Monetary/exchange rate variation on liabilities

The effect on the monetary/currency exchange variation on liabilities in 2Q15 was R$ 142.9 million, higher than in 2Q14, especially due to:

•         An increase of R$ 124.7 million in expenses with exchange rate change on loans and financing, due to a higher depreciation of the US dollar and the Yen versus the Brazilian Real in 2Q15 (3.3% and 5.0%, respectively), when compared to the depreciation recorded in 2Q14 (2.7% and 1.0%, respectively);

•         R$ 30.9 million decrease in other monetary variation expenses, chiefly due to the reversion of R$ 25.6 million regarding provision for lawsuits in 2T15; and

•         An upturn of R$ 12.7 million in expenses with monetary variation on loans and financing, due to the increase in the IPCA in 2Q15 compared to 2Q14 (2.26% and 1.54%, respectively).

7.2.2. Monetary/Exchange rate variation on assets

R$ 24.2 million increase, mainly due to the monetary updates on judicial deposits.

8. Income tax and social contribution

Recorded an R$ 182.0 million upturn, due to the increase in taxable income in 2Q15 and to the impacts of deferred income tax and social contribution, versus 2Q14.

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9. Indicators

9.1. Operating

As a result of the water crisis, there was a substantial reduction in the water production volume, down by 14.6% in the quarter and 18.1% in the semester.

There was also a substantial decline in the index that measures water losses per connection per day (IPDT) which came to 272 liters/connection x day versus 356 liters/connection x day on the same period last year.

This reduction was the result not only of loss control initiatives, but also of the water crisis and the consequent need to reduce the network pressure as a demand management mechanism.

Operating indicators *	2Q15	2Q14%
Water connections (1)	8,310	8,100	2.6
Sewage connections (1)	6,753	6,542	3.2
Population directly served - water (2)	25.4	25.1	1.2
Population directly served - sewage (2)	22.6	22.1	2.3
Number of employees	14,147	14,799	(4.4)
Water volume produced - quarter (3)	606	710	(14.6)
Water volume produced - semester (3)	1,219	1,488	(18.1)
IPM - Measured water loss (%)	28.5	30.8	(7.5)
IPDt (liters/connection x day)	272	356	(23.6)

(1)         Total connections, active and inactive, in thousand units at the end of the period

(2)         In million inhabitants, at the end of the period. Not including wholesale

(3)         In millions of cubic meters

(*)       Unaudited

9.2. Financial
Economic Indexes * (quarter end)	2Q15	2Q14
Amplified Consumer Price Index (IPCA) - %	2.26	1.54
Referential Rate (TR) - %	0.40	0.15
Interbank Deposit Certificate (CDI) - %	13.64	10.80
US DOLAR (R$)	3.1026	2.2025
YEN (R$)	0.02541	0.0218
(*) Unaudited

10. Loans and financing

On June 24, 2015, the Company fully redeemed the 16th debenture issue, totaling R$ 500 million. No premium was paid.

11. Capex

In the second quarter of 2015, R$ 969.6 million were invested, totaling R$ 1.5 billion investments in the first six months of 2015.

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1                    Operations

Companhia de Saneamento Básico do Estado de São Paulo ("SABESP" or the "Company") is a mixed-capital company headquartered in São Paulo, at Rua Costa Carvalho, 300, CEP 05429-900, controlled by the São Paulo State Government. The Company is engaged in the provision of basic and environmental sanitation services in the State of São Paulo, as well as it supplies treated water and sewage services on a wholesale basis.

In addition to providing basic sanitation services in the State of São Paulo, SABESP may perform these activities in other states and countries, and can operate in drainage, urban cleaning, solid waste handling and energy markets. The objective set in the new vision of SABESP is to be recognized as the company that ensured universal access to water and sewage services in its marketplace, in a sustainable and competitive manner, with excellence in customer service.

On June 30, 2015, the Company operated water and sewage services in 364 municipalities of the State of São Paulo. Most of these municipalities operations are based on 30-year concession, program and services contracts. The Company has two partial contracts with the municipality of Mogi das Cruzes, however, since most of municipality is serviced by wholesale, it was not included in the 364 municipalities. On June 30, 2015, the Company had 366 contracts.

SABESP is not temporarily operating in some municipalities due to judicial orders. The lawsuits in progress refer to Álvares Florence, Cajobi, Embaúba, Iperó and Macatuba, and the carrying amount of these municipalities' intangible assets was R$11,328 on June 30, 2015 (R$11,328 on December 31, 2014).

As of June 30, 2015, 53 concession agreements had expired and are being negotiated. From June 30, 2015 to 2030, 37 concession agreements will expire. Management believes that concession agreements expired and not yet renewed will result in new contracts, disregarding the risk of discontinuity in the provision of municipal water supply and sewage services. By June 30, 2015, 276 program and services contracts were signed (274 contracts on December 31, 2014).

As of June 30, 2015, the carrying amount of the underlying assets used in the 53 concessions of the municipalities under negotiation totaled R$6,195,595, accounting for 22.91% of the total, and the related gross revenue for the six-month period then ended totaled R$920,940, accounting for 16.61% of the total.

The Company's operations are concentrated in the municipality of São Paulo, which represents 49.15% of the gross revenues on June 30, 2015 (49.79% on June 30, 2014) and 42.42% of intangible assets (42.29% on December 31, 2014).

On June 23, 2010, the State of São Paulo, the Municipality of São Paulo, the Company and the regulatory agency “Sanitation and Energy Regulatory Agency – ARSESP” signed an agreement to share the responsibility for water supply and sewage services to the Municipality of São Paulo based on a 30-year concession agreement. This agreement is extendable for another 30 years, pursuant to the law. This agreement sets forth SABESP as the exclusive service provider and designates ARSESP as regulator, establishing prices, controlling and monitoring services.

Also, on June 23, 2010, the State of São Paulo, the city of São Paulo and SABESP signed the “Public service provision agreement of water supply and sewage services”, a 30-year concession agreement which is extendable for another 30 years. This agreement involves the following activities:

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i. protection of the sources of water in collaboration with other agencies of the State and the City;

ii. capture, transport and treat of water;

iii. collect, transport, treatment and final dispose of  sanitary sewage; and

iv. adoption of other actions of basic and environmental sanitation.

In the municipality of Santos, in the Santos coast region, which has a significant population, the Company operates under an authorization by public deed, a situation similar to other municipalities in that region and in the Ribeira valley, where the Company started to operate after the merger of the companies that formed it. As of June 30, 2015, the carrying amount of the municipality of Santos’ intangible assets was R$362,367 (R$205,261 on December 31, 2014) and gross revenue in the six-month period ended June 30, 2015 was R$132,720 (R$117,885 on June 30, 2014).

Article 58 of Law 11,445/07 determines that precarious and overdue concessions, as well as those effective for an undetermined period of time, including those that do not have an instrument formalizing them, will be valid until December 31, 2010. However, Article 2 of Law 12,693 of July 24, 2012 allows program agreements to be executed until December 31, 2016.

The Company’s Management understands that the concession agreements not yet renewed are valid and will be governed by Laws 8,987/95 and 11,445/07, including those municipalities served without an agreement.

Public deeds are valid and governed by the Brazilian Civil Code.

The Company's shares have been listed in the Novo Mercado (New Market) segment of BM&FBovespa under the ticker symbol SBSP3 since April 2002 and on the New York Stock Exchange (NYSE) as American Depositary Receipts (“ADRs”) Level III, under the SBS code, since May 2002. In 2007, SABESP adhered to the Corporate Sustainability Index, or ISE of BM&FBovespa, which reflects the high level of commitment with sustainable development and social practices.

Since 2008, the Company has been setting up partnerships with other companies, which resulted in the following companies: Sesamm, Águas de Andradina, Saneaqua Mairinque, Aquapolo Ambiental, Águas de Castilho, Attend Ambiental and Paulista Geradora de Energia. Although SABESP has no majority interest in the capital stock of these companies, the shareholders’ agreements provide for the power of veto and casting vote in certain issues jointly with associates, indicating the shared control in the management of investees.

Water shortage – the Company’s operations have been influenced by the lowest rainfall and inflow never seen in 85 years, especially at the reservoirs composing the Cantareira System which, under usual conditions, is in charge for direct supply of approximately 8.8 million people. During the rainy season, from October 2014 to January 2015, rainfall remained below average, despite above average from February to March 2015. The expectation was that the water volume stored at the Cantareira System would recover, however, as the levels were already low due to the lack of rainfall during Summer in 2013 and 2014, rainfall index in the region, during the rainy season from October 2014 to March 2015, was not sufficient to recover the reservoirs, whose levels are below than the one seen in the historical series. To face this situation and ensure that the water supply is not interrupted, the Company has been adopting several measures, such as:

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•         Using pumps to remove water below the catchment level of the Cantareira System, the so-called  “technical reserve”, which had never been used before to supply the population;

•         Offering discounts (bonus) to consumers, whose volume consumed is below the average stipulated;

•         Using water from other producing systems to serve consumers previously supplied by the Cantareira System;

•         Intensifying the advertising campaigns towards the rational use of water;

•         Reducing pressure in the distribution network, in order to prevent water losses;

•         Reducing the water volume sold to municipalities which operate their own distribution networks;

•         Making investments earlier than the planned time to expand water safety; and

•         Implementing the contingency tariff for consumers whose volume consumed is above the average stipulated.

The water reservation volume at the reservoirs relies on several factors, such as levels of rain, temperature and atmospheric humidity, as well as the type and humidity of soil in water sources regions.

This scenario of water shortage also had adverse financial effects for the Company. As a result, since 2014 up to date, the Company has taken decisions to minimize these effects, including:

• Rearrangement of investments,

• Expense budget reduction,

• Negotiation of overdue receivables (the Company sent a list of 22 municipalities with unpaid water bills to the State CADIN, including those municipalities served by wholesale);

• Contracting guarantee insurance for escrow deposits; and

• Application of the extraordinary tariff revision since June 2015.

The Company’s Management expects that the operating cash generation estimated for 2015 and the lines of credit available for investments will be sufficient to meet its short-term liabilities and not compromise the actions required to overcome the water shortage, thus preserving its consumers’ supply.

The interim financial information was approved by the Board of Directors on August 13, 2015.

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2                   Basis of preparation and presentation of the financial statements

(i)     Presentation of the quarterly financial information

The quarterly financial information as of June 30, 2015, was prepared based on the provisions of CPC 21 (R1) – Interim Financial Information and the international standard IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), applicable to the preparation of Quarterly Information Form– ITR and they are fairly presented consistent with the rules issued by the Brazilian Securities and Exchange Commission (CVM). Therefore, this Interim Financial Information takes into consideration the official letter CVM/SNC/SEP 003 of April 28, 2011, which allows the entities to present selected notes to the financial statements, in cases of redundant information already disclosed in the Annual Financial Statements. The interim financial information for June 30, 2015, therefore, does not include all the notes and reporting required by the annual financial statements, and accordingly, shall be read jointly with the financial statements as of December 31, 2014, prepared pursuant to the International Financial Reporting Standards – IFRS, issued by the International Accounting Standards Board – IASB and pursuant to the accounting practices adopted in Brazil which observe the pronouncements issued by the Brazilian Accounting Pronouncements Committee- CPC.

3                   Accounting policies

The accounting policies used in the preparation of the quarterly financial information for the quarter ended June 30, 2015 are consistent with those used to prepare the Annual Financial Statements for the year ended December 31, 2014. These policies are disclosed in Note 3 to the Annual Financial Statements.

4                   Risk Management

4.1   Financial Risk Management

Financial risk factors

The Company's activities are affected by Brazilian economic scenario, making it exposed to market risk (exchange rate and interest rate), credit risk and liquidity risk. The Company’s financial risk management is focused on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance.

The Company has not utilized derivative instruments in any of the reported periods.

(a)          Market risk

Foreign currency risk

SABESP’s foreign exchange exposure implies market risks associated with currency fluctuations, since the Company has foreign currency-denominated liabilities, mainly US dollar and yen-denominated short and long-term loans.

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The management of SABESP’s foreign currency exposure considers several current and projected economic factors, besides market conditions.

This risk arises from the possibility that the Company may incur in losses due to exchange rate fluctuations that would impact liability balances of foreign currency-denominated loans and financing raised in the market and related financial expenses. The Company does not maintain hedge or swap contracts or any derivative financial instrument to hedge against this risk, but conducts an active management of debt, taking advantage of opportunities to change expensive debts with “cheaper” debts, reducing the cost through early maturity.

A significant amount of the Company’s financial debt is indexed to the U.S. dollar and Yen, in the total amount of R$5,140,060 on June 30, 2015 (R$4,363,898 on December 31, 2014). Below, the Company’s exposure to foreign exchange risk:

	June 30, 2015		December 31, 2014
	Foreign currency	R$	Foreign currency	R$

Loans and financing– US$	1,222,531	3,793,025	1,231,188	3,270,282
Loans and financing – Yen	51,854,547	1,317,624	48,066,910	1,068,527
Interest and charges from loans and financing – US$		20,246		17,703
Interest and charges from loans and financing– Yen		9,165		7,386
Total exposure		5,140,060		4,363,898
Financing cost		(18,067)		(17,606)
Total loans in foreign currency (Note 15)		5,121,993		4,346,292

The 18% increase in foreign currency-denominated debt from December 31, 2014 to June 30, 2015 was mainly due to the following:

1)      Exchange rate changes, since the US dollar appreciated 16.8% from R$2.6562 on December 31, 2014 to R$3.1026 on June 30, 2015. The US dollar-denominated debt accounts for 74% of foreign currency-denominated debts; and

2)        An 8% increase in Yen-denominated debt and 14% increase in the Yen.

On June 30, 2015, if the Brazilian real had depreciated or appreciated by 10% against the US dollar and Yen with all other variables held constant, effects on results before taxes on the six-month period ended June 30, 2015 would have been R$514,006 (R$436,390 on December 31, 2014), lower or higher, mainly as a result of foreign exchange losses or gains on the translation of foreign currency-denominated loans.

Scenario I below presents the effect in income statements for the next 12 months, considering the projected rates of the U.S. dollar and the Yen. Considering the other variables as remaining constant, the impacts for the next 12 months are shown in scenarios II and III with possible depreciations of 25% and 50%, respectively, in the Brazilian real.

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	Scenario I (Probable)	Scenario II (+25%)	Scenario III (+50%)
	(*)
Net currency exposure on June 30, 2015 (Liabilities) in US$	1,222,531	1,222,531	1,222,531

US$ rate on June 30, 2015	3.1026	3.1026	3.1026
Exchange rate estimated according to the scenario	3.3700	4.2125	5.0550
Difference between the rates	(0.2674)	(1.1099)	(1.9524)

Effect on net financial result in R$-- (loss)	(326,905)	(1,356,887)	(2,386,870)

Net currency exposure on June 30, 2015 (Liabilities) in Yen	51,854,547	51,854,547	51,854,547

Yen rate on June 30, 2015	0.02541	0.02541	0.02541
Exchange rate estimated according to the scenario	0.02691	0.03363	0.04036
Difference between the rates	(0.00150)	(0.00822)	(0.01495)

Effect on net financial result in R$ - (loss)	(77,782)	(426,244)	(775,225)

Total effect on net financial result in R$- (loss)	(404,687)	(1,783,131)	(3,162,095)

(*)The probable scenario in foreign currency (US dollar and Yen) considered the average exchange rate for the 12-month period after June 30, 2015, according to BM&FBovespa.

Interest rate risk

This risk arises from the possibility that the Company could incur losses due to fluctuations in interest rates, increasing the financial expenses related to loans and financing.

The Company has not entered into any derivative contract to hedge against this risk; however continually monitors market interest rates, in order to evaluate the possible need to replace its debt.

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The table below provides the Company's loans and financing subject to variable interest rate:

	June 30, 2015	December 31, 2014

TR(i)	1,632,987	1,578,250
CDI(ii)	1,117,191	1,712,010
TJLP(iii)	1,064,772	1,059,074
IPCA(iv)	1,572,117	1,492,320
LIBOR(v)	2,259,826	1,953,989
Interest and charges	96,630	133,776
Total	7,743,523	7,929,419

(i)  TR – Interest Benchmark Rate

(ii) CDI - (Certificado de Depósito Interbancário), an interbank deposit certificate

(iii) TJLP - (Taxa de Juros a Longo Prazo), a long-term interest rate index

(iv) IPCA - (Índice Nacional de Preços ao Consumidor Amplo), a consumer price index

(v) LIBOR - London Interbank Offered Rate

As of June 30, 2015, if interest rates on loans and financing denominated in Brazilian reais had been 1% higher or lower with all other variables held constant, the effects on profit for the six-month period ended June 30, 2015, before taxes would have been R$77,435 (R$79,294 on December 31, 2014) lower or higher.

Another risk to which the Company is exposed, is the mismatch of the monetary restatement indices of its debts with those of its service revenues. Water supply and sewage services tariff adjustments do not necessarily follow the increases in the inflation indexes to adjust loans, financing and interest rates affecting the Company's indebtedness.

(b)         Credit risk

Credit risk arises from cash and cash equivalents, deposits in banks and financial institutions, as well as credit exposures to wholesale basis and retail customers, including outstanding accounts receivable, restricted cash and accounts receivable from related parties. Credit risk exposure to customers is mitigated by sales to a dispersed base.

The maximum exposures to credit risk on June 30, 2015 are the carrying amounts of instruments classified as cash equivalents, deposits in banks and financial institutions, restricted cash, trade accounts receivable and accounts receivable from related parties. See additional information in Notes 6, 7, 8 and 9.

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Regarding the financial assets held with financial institutions, the credit quality that is not past due or subject to provision for impairment can be assessed by reference to external credit ratings (if available) or to historical information about counterparty default rates. The credit quality of counterparties which are banks, such as deposits and financial investments, the Company considers the lower rating of the counterparty published by three main international rating agencies (Fitch, Moody's and S&P), according to internal policy of market risk management:

	June 30, 2015	December 31, 2014
Cash at bank and short-term bank deposits
AAA(bra)	802,414	1,722,347
Other (*)	617	644
	803,031	1,722,991

(*)This category includes current accounts and investment funds in banks, which have no credit rating information available.

The available credit rating information of the banks in which the Company made transactions during the period is as follows:

Banks	Fitch	Moody's	Standard Poor's

Banco do Brasil S.A.	AAA (bra)	Aaa.br	-
Banco Santander Brasil S.A.	AAA (bra)	Aaa.br	brAAA
Brazilian Federal Savings Bank	AAA (bra)	Aaa.br	brAAA
Banco Bradesco S.A.	AAA (bra)	Aaa.br	brAAA
Itaú Unibanco Holding S.A.	AAA (bra)	Aaa.br	brAAA

(c)                         Liquidity risk

The Company's liquidity is primarily reliant upon cash provided by operating activities, loans from Brazilian Federal and State governmental financial institutions, and financing in the domestic and international capital markets. The liquidity risk management considers the assessment of its liquidity requirements to ensure it has sufficient cash to meet its Capex and operating expenses needs, as well as the payment of debts.

The funds held by the Company are invested in interest-bearing current accounts, time deposits and securities, selecting instruments with appropriate maturity or liquidity sufficient to provide margin as determined by projections mentioned above.

The table below shows the financial liabilities of the Company, into relevant maturities, including the installment of principal and future interest to be paid according to the agreement.

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	July to December 2015	2016	2017	2018	2019	2020 onwards	Total
As of June 30, 2015

Liabilities
Loans and financing	508,194	1,780,852	1,860,473	1,421,382	1,475,028	7,878,918	14,924,847
Accounts payable to suppliers and contractors	254,389	-	-	-	-	-	254,389
Services payable	302,680	-	-	-	-	-	302,680
Public-private partnership – PPP (*)	23,019	46,038	46,038	285,104	285,104	4,658,234	5,343,537
Program contract commitments	180,788	52,583	11,082	622	832	17,185	263,092

(*)The Company also considered future commitments (construction not yet performed) not yet recognized in the financial statements related to São Lourenço PPP, due to the relevance of future cash flows, the impacts on its operations and the fact the Company already has formalized this commitment through an agreement signed by the parties.

Future interest

Future interest was calculated based on the contractual clauses for all agreements. For agreements with floating interest rate, the interest rates used correspond to the base dates above.

Cross default

The Company has loan and financing agreements including cross default clauses, i.e., the early maturity of any debt may imply the early maturity of these agreements. The indicators are continuously monitored in order to avoid the execution of this clause.

(d)     Other price risks

The Company is exposed to the price risk of investment in equity instruments of Companhia de Transmissão de Energia Elétrica Paulista – CTEEP, solely held for trading purposes in the short term.

Sensitivity analysis of equity instruments price

The sensitivity analysis was determined based on the exposure to the equity instruments price at the end of the reporting period.

If the equity instrument price were 10% lower, the profit for the quarter ended June 30, 2015 would decrease by R$5,737,  net of taxes.

(e)   Sensitivity analysis on interest rate risk

The table below shows the sensitivity analysis of the financial instruments, prepared in accordance with CVM Rule 475/2008 in order to evidence the balances of main financial assets and liabilities, calculated at a rate projected until the final settlement of each contract, considering a probable scenario (scenario I), appreciation of 25% (scenario II) and 50% (scenario III).

The purpose of the sensitivity analysis is to measure the impact of changes in the market over the financial instruments of the Company, considering constant all other variables. In the time of settlement, the amounts can be different from those presented above, due to the estimates used in the measurement.

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June 30, 2015
Indicators	Exposure	Scenario I (Probable) (i)	Scenario II 25%	Scenario III 50%

Assets
CDI	740,479	13.2100%(*)	16.5125%(***)	19.8150%
Financial income		97,817	122,272	146,726

Liabilities
CDI	(1,117,191)	13.2100%(*)	16.5125%(***)	19.8150%
Interest to be incurred		(147,581)	(184,476)	(221,371)

CDI net exposure	(376,712)	(49,764)	(62,204)	(74,645)

Liabilities
TR	(1,632,987)	0.0198%(*)	0.0248%	0.0297%
Expenses to be incurred		(323)	(405)	(485)

IPCA	(1,572,117)	5.5000%(*)	6.8750%	8.2500%
Expenses to be incurred		(86,466)	(108,083)	(129,700)

TJLP	(1,064,772)	6.0000%(*)	7.5000%	9.0000%
Interest to be incurred		(63,886)	(79,858)	(95,829)

LIBOR	(2,259,826)	0.4913%(**)	0.6141%	0.7369%
Interest to be incurred		(11,103)	(13,878)	(16,653)

Total net expenses to be incurred		(211,542)	(264,428)	(317,312)

(*) Source: Focus Report – BACEN, June 30, 2015
(**) Source: Bloomberg
(***) Scenario with a 25% and 50% increase, as the Company’s net exposure in CDI is negative

(i) Refers to the scenario of interest to be incurred for the 12 months as of June 30, 2015 or until the maturity of the agreements, whichever is shorter.

4.2  Capital management

The Company's objectives when managing capital are ensure its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders, and to maintain an optimal capital structure to reduce the cost of capital.

The Company monitors capital based on the leverage ratio. This ratio corresponds to net debt divided by total capital. Net debt corresponds to total loans and financing less cash and cash equivalents. Total capital is calculated as total equity as shown in the statement of financial position plus net debt.

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	June 30, 2015	December 31, 2014

Total loans and financing (Note 15)	11,091,435	10,785,767
(-)Cash and cash equivalents (Note 6)	(803,031)	(1,722,991)

Net debt	10,288,404	9,062,776
Total equity	13,937,894	13,304,403

Total capital	24,226,298	22,367,179

Leverage ratio	42%	41%

The leverage ratio increased from the 41% as of December 31, 2014 to 42% on June 30, 2015, due to the increased in foreign-currency denominated loans and financing as a result of the foreign exchange rate variation in 2015.

4.3  Fair value estimates

It is assumed that balances from trade accounts receivable (current) and accounts payable to suppliers by carrying amount, less impairment, approximate their fair values, considering the short maturity. Long-term trade accounts receivable also approximate their fair values, as they will be adjusted by inflation and/or will bear contractual interest rates over time.

4.4  Financial Instruments

As of December 31, 2014 the Company  had neither financial assets classified as held to maturity, available for sale and fair value through profit or loss nor financial liabilities classified as fair value through profit or loss. In the second quarter of 2015, the Company received CTEEP’s shares, which were classified as financial asset held for trading and are recognized at fair value through profit or loss. This is the only change in financial instruments classifications when compared to the year ended December 31, 2014. The Company’s financial instruments included in the loans and receivables category comprise cash and cash equivalents, trade accounts receivable, balances with related parties, other accounts receivable, balances receivable from the Water National Agency – ANA, and the financial instruments under other liabilities category are comprised of balance payable to contractors and suppliers, loans and financing, balances payable deriving from the Public Private Partnership-PPP and program contract commitments, which are non-derivative financial assets and liabilities with fixed or determinable payments, not quoted in an active market.

The estimated fair values of financial instruments are as follows:

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Financial assets

	June 30, 2015		December 31, 2014
	Carrying amount	Fair value	Carrying amount	Fair value
Cash and cash equivalents	803,031	803,031	1,722,991	1,722,991
Restricted cash	20,171	20,171	19,750	19,750
Trade accounts receivable	1,310,017	1,310,017	1,224,278	1,224,278
Water National Agency – ANA	127,855	127,855	122,634	122,634
Financial asset held for trading	86,930	86,930	-	-
Other accounts receivable	193,611	193,611	187,950	187,950

Additionally, SABESP has financial instrument assets receivable from related parties, in the amount of R$817,674 as of June 30, 2015 (R$223,983 as of December 31, 2014), which were calculated in accordance with the conditions negotiated between related parties. The conditions and additional information referring to these financial instruments are disclosed in Note 9 to this interim financial information and in Note 10 to the annual financial statements as of December 31, 2014. Part of this balance, totaling R$747,111 (R$155,493 on December 31, 2014), refers to reimbursement from additional retirement and pension plan - G0 which is indexed by IPCA plus simple interest of 0.5% p.m. This interest rate approximates that one practiced by federal government bonds (NTN-b) with terms similar to those of related-party transactions.

Financial liabilities

	June 30, 2015		December 31, 2014
	Carrying amount	Fair value	Carrying amount	Fair value
Loans and financing	11,091,435	10,706,227	10,785,767	10,641,611
Accounts payable to suppliers and contractors	254,389	254,389	323,513	323,513
Services payable	302,680	302,680	318,973	318,973
Program contract commitments	243,552	243,552	207,759	207,759
Public-private partnership - PPP	543,355	543,355	368,283	368,283

The criteria adopted to obtain the fair values of loans and financing, in preparing the interim financial information as of June 30, 2015, are consistent with those adopted in the Annual Financial Statements for the fiscal year ended December 31, 2014. In the Annual Financial Statements, these criteria are disclosed in Note 5.4.

Considering the nature of other financial instruments, assets and liabilities of the Company, the balances recognized in the statement of financial position approximate the fair values, taking into account the maturities close to the end of the reporting period, comparison of contractual interest rates with market rates in similar operations at the end of the reporting periods, their nature and maturity terms.

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5                   Critical accounting estimates and judgments

Estimates and judgments are continually evaluated and are based on historical experience and on other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The main accounting estimates and judgments are disclosed in Note 6 to the Annual Financial Statements as of December 31, 2014.

6                   Cash and Cash Equivalents

	June 30, 2015	December 31, 2014

Cash and banks	62,552	118,226
Cash equivalents	740,479	1,604,765
	803,031	1,722,991

Cash and cash equivalents include cash, bank deposits and high-liquidity short-term financial investments, mainly represented by repurchase agreements (accruing CDI interest rates), deposited at Banco do Brasil, whose original maturities are lower than three months, which are convertible into a cash amount and subject to an insignificant risk of change in value.

The average yield of financial investments corresponds to 99.30% of CDI in June 2015 (99.68% in December 2014).

7                    Restricted cash

	June 30, 2015	December 31, 2014

Agreement with the municipal government of São Paulo (i)	9,759	9,176
Funds raised with BNDES (ii)	6,737	6,433
Other	3,675	4,141
	20,171	19,750

(i)      Agreement with the municipal government of São Paulo where the Company transfers 7.5% of the Municipal revenue to the Municipal Fund;

(ii)    Refers to funds raised with the Brazilian Development Bank– BNDES, awaiting the authorization for use.

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8                   Trade Accounts Receivable

(a)Financial position balances

	June 30, 2015	December 31, 2014
Private sector:
General and special customers (i) (ii)	931,132	852,815
Agreements (iii)	293,605	291,367

	1,224,737	1,144,182
Government entities:
Municipal	545,361	533,984
Federal	6,665	4,671
Agreements (iii)	189,738	192,253

	741,764	730,908
Wholesale customers – Municipal governments: (iv)
Guarulhos	833,103	776,674
Mauá	390,706	366,515
Mogi das Cruzes	2,149	2,092
Santo André	821,936	787,305
São Caetano do Sul	1,871	1,779
Diadema (*)	222,671	224,433

Total wholesale customers – Municipal governments	2,272,436	2,158,798

Unbilled supply	389,549	354,678

Subtotal	4,628,486	4,388,566
Allowance for doubtful accounts	(3,318,469)	(3,164,288)

Total	1,310,017	1,224,278

Current	1,144,774	1,034,820
Noncurrent	165,243	189,458

	1,310,017	1,224,278

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(*)On March 18, 2014, the State of São Paulo, the municipality of Diadema and SABESP entered into a “Water Supply and Sewage Public Utility Services Agreement” in the municipality of Diadema. Through this contract, the State of São Paulo and the municipality of Diadema have ensured to SABESP (or subsidiary) exclusive rights to render services for a 30-year term.

On this same date, judicial settlements were signed in lawsuits filed by SABESP against the municipality of Diadema and Saned – a municipal company. Through these settlements, SABESP, the municipality of Diadema and Saned agree to suspend the execution of suits to collect receivables related to water supply at wholesale and collection of indemnity debt. The debts will progressively decrease throughout a 30-year period, under the condition that there is a full compliance with the agreements and provision of services contract.

This balance is fully accrued as losses.

Additionally, in compliance with the judicial settlements signed between SABESP and the Municipality of Diadema on March 25, 2015, SABESP and Saned entered into a Share Purchase Agreement with Empresa de Água e Esgoto de Diadema S.A. (“EAED”) – a wholly-owned subsidiary of Saned.

On June 4, 2015, SABESP acquired the total shares of EAED, resulting in the write-off of trade accounts receivable and allowance for doubtful accounts with the municipality of Diadema, totaling R$1,762. Additionally, SABESP’s quarterly information comprises the net balance of assets and liabilities acquired from EAED in the amount of R$975, basically referring to property, plant and equipment, and liabilities related to employees. As these assets have no independent operating activity and were used to settle Diadema’s commitments with the Company, they are not characterized as business acquisition, as per Technical Pronouncement CPC 15 (R1) – Business Combinations, but an extension of services rendered by SABESP, without capacity to generate future economic benefits, decision-making power and operational autonomy, which also does not require the need to apply CPC 36 (R3) Consolidated Financial Statements.

From January to June 2015, there were no relevant changes in relation to the operations presented in the financial statements as of December 31, 2014.

(i)  General customers - residential and small and mid-sized companies

(ii)          Special customers - large consumers, commercial, industries, condominiums and special billing consumers (industrial waste, wells, etc.).

(iii) Agreements - installment payments of past-due receivables, plus monetary restatement and interest.

(iv)  Wholesale basis customers - municipal governments - This balance refers to the sale of treated water to municipalities, which are responsible for distributing to, billing and charging final customers. Some of these municipalities are questioning in court the tariffs charged by SABESP, which have full allowance for doubtful accounts. Additionally, the overdue amounts are included in the allowance for doubtful accounts.

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Below, the breakdown of trade accounts receivable at wholesale:

	Six-month period ended June 30, 2015	Twelve-month period ended December 31 , 2014

Balance at the beginning of the period	2,158,798	1,917,859
Services provided	164,150	375,294
Receipts	(50,512)	(134,355)

Balance at the end of the period	2,272,436	2,158,798

(b)         The aging of trade accounts receivable is as follows:

	June 30, 2015	December 31, 2014

Current	1,050,564	992,800
Past-due:
Up to 30 days	161,757	136,666
From 31 to 60 days	78,299	93,534
From 61 to 90 days	66,971	62,276
From 91 to 120 days	66,937	54,725
From 121 to 180 days	92,454	96,079
From 181 to 360 days	206,734	202,024
Over 360 days	2,904,770	2,750,462

Total past-due	3,577,922	3,395,766

Total	4,628,486	4,388,566

The increase in the balance overdue is mainly due to accounts receivable at wholesale, where municipalities are challenging in court the tariffs charged by SABESP. These amounts are fully covered by the allowance for doubtful accounts.

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(c)                         Allowance for doubtful accounts

	June 30, 2015	June 30, 2014

Balance at the beginning of the period	3,164,288	2,856,684
Private sector/government entities	53,643	34,927
Recoveries	(18,061)	(22,075)
Wholesale customers	117,042	169,228

Additions for the period	152,624	182,080

Write-off in the period referring to the bad debt	1,557	(129)

Balance at the end of the period	3,318,469	3,038,635

Reconciliation of provision for losses of income	April to June 2015	January to June 2015	April to June 2014	January to June 2014

Losses (write-off)	26,487	30,147	10,697	20,086
Provision for state entities (related parties)	-	2,399	795	795
Provision for private sector/government entities	(4,320)	53,643	17,862	34,926
Provision for wholesale supply	(18,157)	(20,608)	42,596	42,596
Recoveries	(3,833)	(18,061)	(10,315)	(22,075)

Amount recorded as selling expenses	177	47,520	61,635	76,328

Wholesale sales losses were recorded as revenue reduction, R$72,486 in the second quarter of 2015 and R$137,650 in the first half of 2015 (R$29,261  in the second quarter of 2014 and R$125,525 in the first half of 2014).

The Company does not have customers accounting for 10% or more of its revenues.

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9                   Related Party Balances and Transactions

The Company is a party to transactions with its controlling shareholder, the State Government, and companies related to it.

(a)         Accounts receivable, interest on shareholders' equity payable, revenue and expenses with the São Paulo State Government

	June 30, 2015	December 31, 2014
Accounts receivable
Current:
Water and sewage services	99,138	96,162
Allowance for losses	(47,732)	(45,333)
Reimbursement for pension benefits (G0):
- Monthly flow	14,122	9,753
- GESP Agreement – 2008	43,722	43,722
“Se Liga na Rede” (Connect to the Network Program) (m)	19,157	17,661

Total current	128,407	121,965

Noncurrent:
Reimbursement for pension benefits (G0):
- GESP Agreement – 2008	80,157	102,018
- GESP Agreement – 2015 (b)	609,110	-

Total noncurrent	689,267	102,018

Total receivables from shareholder	817,674	223,983

Assets:
Water and sewage services	51,406	50,829
Reimbursement of additional retirement and pension benefits (G0)	747,111	155,493
“Se Liga na Rede” (Connect to the Network Program) (m)	19,157	17,661

Total	817,674	223,983

Liabilities:
Interest on shareholders’ equity payable to related parties	126,805	107,784
Others (h)	2,423	1,569

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	April to June 2015	January to June 2015	April to June 2014	January to June 2014
Revenue from water and sewage services
Water supply	47,678	89,907	56,772	116,701
Sewage services	40,407	78,973	50,202	103,268
Payments received from related parties	(82,716)	(160,502)	(113,589)	(220,923)

Receipt of GESP reimbursement referring to Law 4819/58	(23,516)	(56,716)	(28,001)	(59,337)

(b)         Agreement with the State Government of São Paulo “GESP”

The first 24 installments of the agreement signed on March 18, 2015 were settled by transferring to SABESP 2,221,000 preferred shares issued by Companhia de Transmissão de Energia Elétrica Paulista - CTEEP, totaling R$87,174, based on the share closing price on March 17, 2015.

On May 12, 2015, the transfer of shares issued by CTEEP to SABESP was concluded in order to settle the first 24 installments of the agreement signed with the State government on March 18, 2015. As of June 30, CTEEP’s shares were recorded under “Financial assets held for trading”, for R$86,930, due to a reduction in its fair value, from thirty-nine reais and twenty-five centavos (R$39.25) on March 18, 2015 to thirty-nine reais and fourteen centavos (R$39.14) on June 30, 2015. The effect of this decrease was recorded under financial expenses and totaled R$244.

On June 8, 2015, SABESP received dividends referring to the 2,221,000 shares, corresponding to R$0.686875 per share, totaling R$1,525.

See additional information in Note 9 (b) to the interim financial information for the first quarter of 2015.

(c)         Contingent assets - GESP (not recorded)

SABESP had contingent assets with GESP, not recorded in assets referring to the additional retirement and pension paid (Law 4,819/58), as follows:

	June 30, 2015	December 31, 2014
Disputed amounts receivable	815,175	783,422
Undisputed amount referring to the transfer of two reservoirs at Alto Tietê System to SABESP (Note 9 (b))	-	696,283
Total	815,175	1,479,705

(d)        Use of reservoirs – EMAE

Empresa Metropolitana de Águas e Energia S.A. - EMAE plans to receive for the credit and to obtain financial compensation for the use of water from the Guarapiranga and Billings reservoirs, which SABESP uses in its operations, as well as the reimbursement of damages related to the failure to pay appropriately.

The Company understands that no amounts are due for the use of these reservoirs given the grants already made. Should these reservoirs not be available for use to the Company, there could be the need to collect water in more distant places. There is a risk of not properly rendering services in the region, besides increasing water supply cost.

Several lawsuits were filed by EMAE. Currently, an arbitration proceeding is in progress related to the Guarapiranga reservoir and a lawsuit related to Billings reservoir, both pleading for financial compensation due to SABESP’s water collect for public supply, alleging that this conduct has been causing permanent and growing loss in the capacity of generating electricity of Henry Borden hydroelectric power plant with financial losses.

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SABESP understands that the expectation for all cases is of possible losses, and for the time being, it is not feasible to estimate the amounts involved, since they were not determined.

On April 10, 2014, we issued a Notice to the Market including the information about any future agreement. However, no adjustment was confirmed and no agreement was executed by either party up to date.

(e)         Agreements with reduced tariffs with State and Municipal Government Entities that joined the Water Rational Use Program (PURA)

The Company has signed agreements with government entities related to the State Government and municipalities where it operates that benefit from a reduction of 25% in the tariff of water supply and sewage services when they are not in default. These agreements provide for the implementation of the rational water use program, which takes into consideration the reduction in the water consumption.

(f)          Guarantees

The State Government provides guarantees for some loans and financing of the Company and does not charge any fee with respect to such guarantees.

(g)        Personnel assignment agreement among entities related to the State Government

The Company has personnel assignment agreements with entities related to the State Government, whose expenses are fully passed on and monetarily reimbursed. From April to June 2015 and 2014, the expenses related to personnel assigned by SABESP to other state government entities amounted to R$2,469 and R$2,571, respectively. From January to June 2015 and 2014, expenses totaled R$5,431 and R$5,065, respectively.

From April to June 2015 and 2014, expenses related to personnel assigned by other entities to SABESP totaled R$179 and R$113, respectively, while from January to June 2015 and 2014 totaled R$231 and R$209, respectively.

(h)        Services obtained from state government entities

On June 30, 2015 and December 31, 2014, SABESP had an outstanding amounts payable of R$2,423 and R$1,569, respectively, for services rendered by São Paulo State Government entities.

(i)          Non-operating assets

As of June 30, 2015 and December 31, 2014, the Company had an amount of R$969 related to a free land lent to DAEE (Water and Electricity Department).

(j)          Sabesprev

The Company sponsors a private defined benefit pension plan, which is operated and administered by Sabesprev. The net actuarial liability recognized until June 30, 2015 amounted to R$704,413 (R$676,071 on December 31, 2014), as pension plan liabilities, according to Note 19 (b).

(k)         Compensation of Management Key Personnel

Expenses related to the compensation to the members of its Board of Directors, Fiscal Council and Officers amounted to R$975 from April to June 2015 (R$837 from April to June 2014). From January to June 2015, these expenses totaled R$1,952 (R$1,749 from January to June 2014). An additional amount of R$144, related to the Officers’ bonus program, was recorded from April to June 2015 (R$113 from April to June 2014). In the first half of 2015, said bonus amounted to R$285 (R$253 from January to June 2014).

(l)                          Loan agreement through credit facility

The Company holds interest in certain Special Purpose Entities (SPEs), not holding the majority interest but with cast vote and power of veto in some issues, with no ability to use such power of veto in a way to affect returns over investments. Therefore, these SPEs are considered for accounting purposes as jointly-owned subsidiaries.

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The Company entered into a loan agreement through credit facility with the SPEs Aquapolo Ambiental S/A and Attend Ambiental S/A to finance the operations of these companies, until the loans and financing requested with financial institutions is cleared.

The agreements executed with Aquapolo Ambiental S/A, on March 30, 2012 and Attend Ambiental S/A, on May 9, 2014, have the following characteristics:

SPE	Principal disbursed amount	Interest balance	Total	Interest rate	Maturity
Attend Ambiental	5,400	1,063	6,463	SELIC + 3.5 % p.a.	(i)
Aquapolo Ambiental	5,629	3,660	9,289	CDI + 1.2% p.a.	4/30/2016
Aquapolo Ambiental	19,000	11,389	30,389	CDI + 1.2% p.a.	10/30/2015
Total	30,029	16,112	46,141

(i)     The loan agreement with SPE Attend Ambiental S/A matures within 180 days, from the date when the respective amount is available in the borrower’s account, renewable for the same period. A portion of the loan has been overdue since May 11, 2015 and is subject to contractual charges (inflation adjustment considering the IGP-M variation, 2% fine and default interest of 1% p.m.). The agreement is being renegotiated between the parties.

The amount disbursed is recognized in current assets under “Other Receivables” and amounts to R$30,029 for principal and R$16,112 for interest. As of June 30, 2015, the balance of principal and interest rates of these agreements is R$46,141 (R$40,366 on December 31, 2014). In the period between January and June 2015, financial income recognized was R$5,775 (R$2,580 from January to June 2014).

(m)      Se Liga na Rede (Connect to the Network Program)

The State Government enacted the State Law nº 14,687/12, creating the pro-connection program, destined to financially subsidize the execution of household branches necessary to connect to the sewage collecting networks, in low-income households, which agreed to adhere to the program. The program expenditures, except for indirect costs, construction margin and borrowing costs are financed with 80% of funds deriving from the State Government and the remaining 20% invested by SABESP, which is also liable for the execution of works. On June 30, 2015, the program total amount was R$78,127 (R$67,576 on December 31, 2014), R$19,157 (R$17,661 on December 31, 2014) recorded in balances receivable from related parties, the amount of R$33,917 (R$24,862 on December 31, 2014) recorded in the group of intangible assets and R$25,053 (R$25,053 on December 31, 2014) reimbursed by GESP.

10                Water National Agency - ANA

Refers to agreements executed within the scope of the Hydrographic Basin Depollution Program (PRODES), also known as "Treated Sewage Purchase Program".

This program does not finance works or equipment, remunerates by results achieved, i.e., by effectively treated sewage. In this program, the Water National Agency (ANA) makes available funds, which are restricted to a specific current account and applied in investment funds at the Caixa Econômica Federal - Federal Savings Banks (CEF), until the fulfillment of treated sewage volume is evidenced, as well as, the reduction of polluting cargoes of each agreement.

When resources are made available, liabilities are recorded until funds are released by ANA. After the evidence of targets stipulated in each contract, the revenue deriving from these funds is recognized, but if these targets are not met, funds will return to the National Treasury with the appropriate funds earnings. On June 30, 2015, the balances of assets and liabilities were R$127,855 (R$122,634 on December 31, 2014), and the liabilities are recorded under "Other liabilities" of noncurrent liabilities.

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11                 Investments

The Company holds interest in certain Special Purpose Entities (SPE). Although SABESP has no majority shares of its investees, the shareholders’ agreement provides for the power of veto in certain management issues, with no ability to use such power of veto in a way to affect returns over investments, indicating participating shared control (joint venture – CPC 19 (R2)).

The Company measures investments under the equity method.

See information on the operations of each investee in Note 12 to the Annual Financial Statements as of December 31, 2014.

Events in the second quarter of 2015:

(a)          Paulista Geradora de Energia S/A

On April 13, 2015, the Company acquired shares of Empresa Paulista Geradora de Energia S/A - PGE, jointly with Servtec Investimentos e Participações Ltda ("Servtec”) and Tecniplan Engenharia e Comércio Ltda ("Tecniplan"), with operational purpose is implementation and commercial exploration of water potential in small hydroelectric power plants (PCHs), located at the Guaraú and Vertedouro Cascata Water Treatment Stations.

As of June 30, 2015, the capital stock of Paulista Geradora de Energia totaled R$8,679, and was represented by 8,679,040 registered common shares without a par value. SABESP holds 25% of its equity interest.

As of June 30, 2015, operations had not started yet.

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(b)          Summary of financial information on the investees:

Company	Equity		Accrued Dividends	Profit (loss) for the period
	June 30, 2015	December 31, 2014	June 30, 2015	June 30, 2015	June 30, 2014

Sesamm	29,806	26,788	(92)	3,110	2,373
Águas de Andradina	5,189	4,582	(228)	835	124
Águas de Castilho	2,966	2,866	(190)	290	360
Saneaqua Mairinque	2,898	2,697	(282)	483	134
Attend Ambiental	1,854	(111)	-	1,965	(1,627)
Aquapolo Ambiental	13,297	16,220	-	(2,924)	(1,278)
Paulista Geradora de Energia	8,603	-	-	(20)	-
Total	64,613	53,042	(792)	3,739	86

Company	Investments		Distributed dividends	Equity in the earnings of subsidiaries		Interest percentage
	June 30, 2015	December 31, 2014	June 30, 2015	June 30, 2015	June 30, 2014	June 30, 2015	December 31, 2014

Sesamm	10,731	9,644	(33)	1,120	854	36%	36%
Águas de Andradina	1,557	1,375	(69)	251	37	30%	30%
Águas de Castilho	890	860	(57)	87	108	30%	30%
Saneaqua Mairinque	868	809	(85)	144	40	30%	30%
Attend Ambiental	834	-	-	834	(732)	45%	45%
Aquapolo Ambiental	6,516	7,948	-	(1,432)	(626)	49%	49%
Paulista Geradora de Energia	2,151	-	-	(5)	-	25%	-
Total	23,547	20,636	(244)	999	(319)
Other investments	587	587
Overall total	24,134	21,223

12                Investment properties

On June 30, 2015, the balance of “Investment properties” is R$61,549 (R$54,039 on December 31, 2014). On June 30, 2015 and December 31, 2014, the market value of these properties is approximately R$415,000 and R$350,000, respectively.

	December 31, 2014	Transfers	Write-offs and disposals	Depreciation	June 30, 2015

Investment properties	54,039	10,592	(1,320)	(1,762)	61,549
Total	54,039	10,592	(1,320)	(1,762)	61,549

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13                Intangible Assets

(a)         Balance sheet balances

	June 30, 2015			December 31, 2014
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net
Intangible right arising from:
Agreements – equity value	8,971,893	(1,644,910)	7,326,983	8,983,492	(1,614,221)	7,369,271
Concession agreements – economic value	1,760,584	(434,412)	1,326,172	1,679,042	(397,782)	1,281,260
Program contracts	7,993,548	(2,118,694)	5,874,854	7,338,985	(1,959,832)	5,379,153
Program contracts– commitments	871,266	(119,570)	751,696	808,662	(105,753)	702,909
Services contracts– São Paulo	13,640,819	(2,169,702)	11,471,117	12,916,939	(1,930,553)	10,986,386
Software licenses	379,518	(87,118)	292,400	326,045	(65,498)	260,547
Total	33,617,628	(6,574,406)	27,043,222	32,053,165	(6,073,639)	25,979,526

(b)         Changes

	December 31, 2014	Additions	Contract renewal	Provision for losses	Transfers	Write-offs and disposals	Amortization	June 30, 2015
Intangible assets arising from:
Concession agreements – equity value	7,369,271	136,429	(23,680)	(5,716)	307	(88)	(149,540)	7,326,983
Concession agreements – economic value	1,281,260	81,617	-	-	18	(11)	(36,712)	1,326,172
Program contracts	5,379,153	513,513	23,680	-	1,130	(138)	(42,484)	5,874,854
Program contracts – commitments	702,909	62,605	-	-	-	-	(13,818)	751,696
Services contracts – São Paulo	10,986,386	749,330	-	8,648	(16,148)	(1,830)	(255,269)	11,471,117
Software licenses	260,547	53,471	-	-	-	-	(21,618)	292,400
Total	25,979,526	1,596,965	-	2,932	(14,693)	(2,067)	(519,441)	27,043,222

In the second quarter of 2015, the Company renewed program contracts with the municipalities of Barueri and Mairiporã for a 30-year term.

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(c)         Construction services

	From April to June 2015			From January to June 2015
	Water supply	Sewage services	Total	Water supply	Sewage services	Total
Construction revenue	551,489	353,271	904,760	855,993	637,233	1,493,226
Construction costs incurred	539,777	345,446	885,223	838,373	623,226	1,461,599
Margin	11,712	7,825	19,537	17,620	14,007	31,627

	From April to June 2014			From January to June 2014
	Water supply	Sewage services	Total	Water supply	Sewage services	Total
Construction revenue	280,864	397,885	678,749	498,964	711,012	1,209,976
Construction costs incurred	275,048	389,169	664,217	489,186	695,503	1,184,689
Margin	5,816	8,716	14,532	9,778	15,509	25,287

(d)        General information

During the period ended June 30, 2015 there were no relevant changes in the criteria to account for intangible assets and types of contracts. See further information in Note 14 (d) to the Financial Statements as of December 31, 2014.

The Company has obligations recorded in “Program Contract– Commitments” in current liabilities in the amount of R$201,762 and R$189,551 on June 30, 2015 and December 31, 2014, respectively, and noncurrent liabilities in the amount of R$41,790 and R$18,208 on June 30, 2015 and December 31, 2014, respectively. The increase in balance results from the signature of new program contracts, as previously disclosed.

(e)         Capitalization of interest and other financial charges

From January to June 2015, the Company capitalized interest and inflation adjustment, including related foreign currency exchange effects, in concession intangible assets totaling R$148,021 (R$74,718 from January to June 2014), during the period in which assets were recorded as works in progress.

(f)          Construction margin

The Company acts as a primary responsible to construct and install the infrastructure related to the concession, using own efforts or hiring outsourcing services, receiving the risks and benefits.

As a consequence, the Company recognizes revenue from construction service corresponding to the cost of construction increased by margin. Generally, the constructions related to the concessions are performed by third parties, in such case, the margin of the Company is lower, normally, to cover eventual administration costs, and the responsibility of the primary risk. On June 30, 2015 and 2014 the margin was 2.3%.

The construction margin for the second quarter of 2015 and 2014 was R$19,537 and R$14,532, respectively, and for the first half of 2015 and 2014 was R$31,627 and R$25,287, respectively.

(g)         Expropriations

As a result of the construction of priority projects related to water and sewage systems, the Company was required to expropriate third-parties' properties, and the owners of these properties will be compensated either amicably or through courts.

The assets received as a result of expropriations are recorded as concession intangible assets. From April to June 2015, the total amount related to expropriations was R$32,079 (R$3,559 from April to June 2014), and from January to June 2015 totaled R$38,841 (R$7,526 from January to June 2014).

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(h)        Public-Private-Partnership - PPP

Alto Tietê Production System

As of June 30, 2015 and December 31, 2014, the amounts recognized as intangible asset related to PPP were R$398,861 and R$404,447, respectively.

The discount rate of 8.06% p.a. was adopted in the first half of 2015 to calculate this agreement’s present value. The obligations assumed by the Company on June 30, 2015 and December 31, 2014 are shown in the table below.

São Lourenço Production System

As of June 30, 2015 and December 31, 2014, the carrying amounts recorded in the Company’s intangible assets related to this PPP were R$213,448 and R$22,756, respectively.

The obligations assumed by the Company on June 30, 2015 and December 31, 2014 are shown in the table below, and the increase in the balances of liabilities and intangible assets were due to the progress of the works in 2015.

The following table shows the liabilities balances related to these intangible assets:

	June 30, 2015			December 31, 2014
	Current liabilities	Noncurrent liabilities	Total liabilities	Current liabilities	Noncurrent liabilities	Total liabilities

Alto Tietê	38,977	295,729	334,706	38,047	307,991	346,038
São Lourenço	-	208,649	208,649	-	22,245	22,245

Total	38,977	504,378	543,355	38,047	330,236	368,283

See additional information in Note 14 (h) to the Financial Statements for the fiscal year ended December 31, 2014.

(i)          Works in progress

The amount of R$6,023 million is recorded as intangible assets from works in progress on June 30, 2015 (R$5,180 million on December 31, 2014), and on June 30, 2015, most of works are located in the municipalities of São Paulo, Praia Grande and São José dos Campos, totaling R$2,820 million, R$287 million and R$170 million, respectively.

(j)          Amortization of intangible assets

The amortization average rate totaled 3.8% and 3.9% on June 30, 2015 and 2014, respectively.

(k)         Software license of use

The software license of use is capitalized based on the costs incurred to acquire software and make them ready for use. In the first quarter of 2013, the Company started to implement an integrated business management solution (ERP system), which includes the administrative/financial module and the commercial module. The project is in progress.

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14           Property, Plant and Equipment

(a)         Balance sheet balances

	June 30, 2015			December 31, 2014
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Land	101,565	-	101,565	100,533	-	100,533
Buildings	79,224	(32,680)	46,544	74,235	(31,720)	42,515
Equipment	303,036	(159,322)	143,714	299,921	(152,999)	146,922
Transportation equipment	13,240	(6,559)	6,681	14,051	(6,438)	7,613
Furniture and fixtures	18,668	(9,887)	8,781	16,556	(9,432)	7,124
Other	428	(279)	149	688	(550)	138
Total	516,161	(208,727)	307,434	505,984	(201,139)	304,845

(b)         Changes

	December 31, 2014	Additions	Transfers	Write-offs and disposals	Depreciation	June 30, 2015
Land	100,533	1,032	-	-	-	101,565
Buildings	42,515	1,383	3,326	-	(680)	46,544
Equipment	146,922	11,732	(333)	(95)	(14,512)	143,714
Transportation equipment	7,613	135	(547)	-	(520)	6,681
Furniture and fixtures	7,124	502	1,639	(9)	(475)	8,781
Other	138	-	16	-	(5)	149
Total	304,845	14,784	4,101	(104)	(16,192)	307,434

(c)         Depreciation

The Company annually revises the depreciation rates of: buildings - 2%; equipment- 10%; transportation equipment - 10% and furniture, fixture and equipment - 6.7%. Lands are not depreciated.

The depreciation average rate was 11.3% and 11.5%, on June 30, 2015 and 2014, respectively.

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15           Loans and Financing

Loans and financing outstanding balance	June 30, 2015			December 31, 2014
Financial institution	Current	Noncurrent	Total	Current	Noncurrent	Total
Domestic currency
10th issuance debentures	38,901	179,740	218,641	38,027	187,352	225,379
12th issuance debentures	45,450	408,415	453,865	45,450	431,174	476,624
14th issuance debentures	37,850	219,068	256,918	37,038	239,192	276,230
15th issuance debentures	94,819	702,652	797,471	94,819	761,497	856,316
16th issuance debentures	-	-	-	498,731	-	498,731
17th issuance debentures	140,144	968,151	1,108,295	-	1,067,760	1,067,760
18th issuance debentures	-	207,740	207,740	-	202,145	202,145
19th issuance debentures	-	498,183	498,183	-	497,793	497,793
Brazilian Federal Savings Bank	69,444	1,106,801	1,176,245	67,085	1,031,438	1,098,523
Brazilian Development Bank - BNDES BAIXADA SANTISTA	16,309	57,082	73,391	16,309	65,237	81,546
Brazilian Development Bank - BNDES PAC	10,287	71,841	82,128	10,287	76,975	87,262
Brazilian Development Bank - BNDES PAC II 9751	4,249	33,205	37,454	4,068	35,318	39,386
Brazilian Development Bank - BNDES PAC II 9752	2,300	24,725	27,025	1,725	25,875	27,600
Brazilian Development Bank - BNDES ONDA LIMPA	20,783	181,548	202,331	20,183	186,374	206,557
Brazilian Development Bank - BNDES TIETE III	4,951	232,478	237,429	-	187,420	187,420
Leasing	9,707	494,037	503,744	8,997	473,593	482,590
Others	605	1,586	2,191	716	1,886	2,602
Interest and charges	86,391	-	86,391	125,011	-	125,011
Total in domestic currency	582,190	5,387,252	5,969,442	968,446	5,471,029	6,439,475

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ITR - Quarterly Information Form - 06/30/2015 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Interim Financial Information	Version: 1

Loans and financing outstanding balance	June 30, 2015			December 31, 2014
Financial institution	Current	Noncurrent	Total	Current	Noncurrent	Total
Foreign currency
Inter-American Development Bank - IDB 713 – US$62,744 thousand(US$75,293 thousand in December 2014)	77,867	116,802	194,669	66,664	133,329	199,993
Inter-American Development Bank - IDB 896 – US$4,167 thousand(US$5,555 thousand in December 2014)	8,619	4,309	12,928	7,377	7,378	14,755
Inter-American Development Bank - IDB 1212 – US$107,920 thousand(US$113,059 thousand in December 2014)	31,889	302,943	334,832	27,301	273,007	300,308
Inter-American Development Bank - IDB 2202 – US$381,552 thousand(US$347,190 thousand in December 2014)	-	1,175,059	1,175,059	-	914,189	914,189
International Bank for Reconstruction and Development -IBRD – US$45,860 thousand (US$45,860 thousand in December 2014)	-	141,929	141,929	-	121,447	121,447
Eurobonds – US$140,000 thousand (US$140,000 thousand in December 2014)	-	434,207	434,207	-	371,655	371,655
Eurobonds – US$350,000 thousand (US$350,000 thousand in December 2014)	-	1,081,391	1,081,391	-	924,741	924,741
JICA 15 – ¥ 16,710,235 thousand (¥ 17,286,450 thousand in December 2014)	29,283	395,324	424,607	25,619	358,659	384,278
JICA 18 – ¥ 15,024,320 thousand (¥ 15,542,400 thousand in December 2014)	26,329	355,142	381,471	23,034	322,166	345,200
JICA 17 – ¥ 1,478,814 thousand (¥ 1,029,992 thousand in December 2014)	-	37,064	37,064	-	22,437	22,437
JICA 19 – ¥ 18,641,178 thousand (¥ 14,208,068 thousand in December 2014)	-	472,097	472,097	-	314,526	314,526
BID 1983AB – US$130,288 thousand (US$154,231 thousand in December 2014)	74,283	328,045	402,328	63,596	344,078	407,674
Interest and charges	29,411	-	29,411	25,089	-	25,089
Total in foreign currency	277,681	4,844,312	5,121,993	238,680	4,107,612	4,346,292

Total loans and financing	859,871	10,231,564	11,091,435	1,207,126	9,578,641	10,785,767

Current exchange rates on June 30, 2015 were US$3,1026; ¥ 0.025410 (US$2.6562; ¥ 0.022230 on December 31, 2014).

On June 30, 2015, the Company did not record balances of loans and financing raised in 2014 to mature within 12 months.

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ITR - Quarterly Information Form - 06/30/2015 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Interim Financial Information	Version: 1

Domestic currency	Guarantees	Maturity	Annual interest rates	Inflation adjustment

10th issuance debentures	Own funds	2020	TJLP +1.92% (series 1 and 3) and 9.53% (series 2)	IPCA (series 2)
12thissuance debentures	Own funds	2025	TR + 9.5%
14thissuance debentures	Own funds	2022	TJLP +1.92% (series 1 and 3) and 9.19% (series 2)	IPCA (series 2)
15thissuance debentures	Own funds	2019	CDI + 0.99% (series 1) and 6.2% (series 2)	IPCA (series 2)
17 th issuance debentures	Own funds	2023	CDI +0.75 (series 1) and 4.5% (series 2) and+4.75% (series 3)	IPCA (series 2 and 3)
18th issuance debentures	Own funds	2024	TJLP + 1.92% (series 1 and 3) and 8.25% (series 2)	IPCA (series 2)
19th issuance debentures	Own funds	2017	CDI + 0.80% to 1.08%
Brazilian Federal Savings Bank	Own funds	2015/2037	5% to 9.5%	TR
Brazilian Development Bank - BNDES BAIXADA SANTISTA	Own funds	2019	2.5% + TJLP
Brazilian Development Bank - BNDES PAC	Own funds	2023	2.15% + TJLP
Brazilian Development Bank - BNDES PAC II 9751	Own funds	2027	1.72%+TJLP
Brazilian Development Bank - BNDES PAC II 9752	Own funds	2027	1.72%+TJLP
Brazilian Development Bank - BNDES ONDA LIMPA	Own funds	2025	1.92% + TJLP
Brazilian Development Bank - BNDES TIETE III	Own funds	2028	1.66% + TJLP
Leasing		2035	7.73% to 10.12%	IPC
Others	Own funds	2015/2018	TJLP + 2% (Fehidro) and 12% (Presidente Prudente)	TR

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ITR - Quarterly Information Form - 06/30/2015 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Interim Financial Information	Version: 1

Foreign currency	Guarantees	Maturity	Annual interest rates	Foreign exchange variation

Inter-American Development Bank - IDB 713 – US$62,744 thousand	Federal Government	2017	3.27%	US$
Inter-American Development Bank - IDB 896- US$4,167 thousand	Federal Government	2016	3.00%	US$
Inter-American Development Bank - IDB 1212 - US$107,920 thousand	Federal Government	2025	2.34%	US$
Inter-American Development Bank - IDB 2202 - US$381,552 thousand	Federal Government	2035	1.18%	US$
International Bank for Reconstruction and Development - IBRD US$45,860 thousand	Federal Government	2034	0.53%	US$
Eurobonds – US$140,000 thousand	-	2016	7.50%	US$
Eurobonds – US$350,000 thousand	-	2020	6.25%	US$
JICA 15 – ¥ 16,710,235 thousand	Federal Government	2029	1.8% and 2.5%	Yen
JICA 18– ¥ 15,024,320 thousand	Federal Government	2029	1.8% and 2.5%	Yen
JICA 17– ¥ 1,478,814 thousand	Federal Government	2035	1.2% and 0.01%	Yen
JICA 19– ¥ 18,641,178 thousand	Federal Government	2037	1.7% and 0.01%	Yen
BID 1983AB – US$130,288 thousand	-	2023	2.49% to 2.99%	US$

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ITR - Quarterly Information Form - 06/30/2015 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Interim Financial Information	Version: 1

(i)   Payment schedule – accounting balances on June 30, 2015

	2015	2016	2017	2018	2019	2020	2021 to 2037	Total
In domestic currency
Debentures	61,626	359,517	883,707	595,189	685,744	380,126	575,204	3,541,113
Brazilian Federal Savings Bank	34,098	71,819	76,338	80,610	83,999	87,609	741,772	1,176,245
BNDES	26,964	68,781	73,732	73,732	73,732	56,116	286,701	659,758
Leasing	5,887	19,495	20,568	21,734	23,001	25,091	387,968	503,744
Other	293	642	723	533	-	-	-	2,191
Interest and other charges	56,991	29,400	-	-	-	-	-	86,391
Total in domestic currency	185,859	549,654	1,055,068	771,798	866,476	548,942	1,991,645	5,969,442
In foreign currency
IDB	59,188	118,375	172,062	94,194	94,194	94,194	1,085,281	1,717,488
IBRD	-	-	-	-	4,743	9,486	127,700	141,929
Eurobonds	-	434,207	-	-	-	1,081,391	-	1,515,598
JICA	27,806	55,612	56,628	57,643	83,247	83,247	951,056	1,315,239
IDB 1983AB	-	74,283	74,283	74,017	54,892	54,168	70,685	402,328
Interests and other charges	29,411	-	-	-	-	-	-	29,411
Total in foreign currency	116,405	682,477	302,973	225,854	237,076	1,322,486	2,234,722	5,121,993

Overall Total	302,264	1,232,131	1,358,041	997,652	1,103,552	1,871,428	4,226,367	11,091,435

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ITR - Quarterly Information Form - 06/30/2015 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Interim Financial Information	Version: 1

(i)          Main events in the semester

(a)         16th Issue of Debentures

On June 24, 2015, the total early payment of the 16th issue occurred totaling R$507,674. Contractual maturity was scheduled for November 12, 2015.

(b)         Federal Savings Bank (CEF)

Funding in the first six months totaled R$105,452, mainly related to the agreements in progress of the Growth Acceleration Program (PAC).

(c)         BNDES

Funding in the first six months totaled R$56,000, referring to agreements 12.2.138.1 (BNDES Tiete III) and 09.2.1535.1 (BNDES Onda Limpa).

(d)        BID

Funding in the first six months totaled R$98,190, referring to agreement 2202 (BID 2202).

(e)         JICA

Funding in the first six months totaled R$130,339, referring to agreements BZ-P17 (JICA 17) and BZ-P19 (JICA 19).

(f)          Foreign exchange variation

The US dollar exchange rate increased 16.8%, from R$2.6562 on December 31, 2014 to R$3.1026 on June 30, 2015, increasing debt by R$553,189. The Yen exchange rate increased 14.3%, from R$0.02223 on December 31, 2014 to R$0.02541 on June 30, 2015, increasing debt by R$144,912.

(g)         Leasing

On January 15, 2015, the São José dos Campos Sanitary Sewage System started and the corresponding amount on June 30, 2015 is R$97,367.

(ii)        Covenants

As of June 30, 2015, the Company had met the requirements set forth by its loan and financing agreements.

Regarding the agreements with the BNDES, there is a collateral mechanism by which SABESP has assigned a portion of its tariff payment receivables to BNDES. Under this mechanism, from 18th to the 28th day of each month SABESP must ensure that a portion of the tariff payments received by it are deposited on a daily basis into a blocked collateral account, before being released to a regular movements account later in the day provided that BNDES has not notified the bank that SABESP is in default. Among the financial ratios set forth in the agreements with the BNDES, there is the adjusted net debt/adjusted Ebitda ratio. If this ratio is at or below 3.00, the amount that must pass through this blocked collateral account will be R$230 million per month; and if the ratio is in the band between 3.00 and 3.80, the amount that must pass through the blocked collateral account will automatically  increase by 20%, equivalent to R$276 million per month.

 The ratios recorded by the Company were 3.06, 3.09 and 3.17, on June 30, 2015, March 31, 2015 and December 31, 2014, respectively. As a result, since the second quarter of 2015, the monthly guarantee assigned has increased by 20%.

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Currently, R$226 million are pass through monthly in the blocked collateral account through the above mentioned mechanism. Considering that new loan agreements were signed with the BNDES, where the Company assigned additional guarantees of R$50 million (already included the 20%), total guarantees to pass through to the blocked collateral account will be R$276 million. The Company jointly with the BNDES are formalizing the operation of these guarantees.

For the Company to be in default and accordingly, subject to early maturity, the adjusted net debt/ adjusted Ebitda ratio of the agreements with the BNDES must exceed 3.80.

(iii)     Loans and financing contracted and not yet used

Agent	June 30, 2015
(in millions of reais (*))
Brazilian Federal Savings Bank	2,244
Brazilian Development Bank – BNDES	2,621
Inter-American Development Bank – IDB	678
Japan International Cooperation Agency – JICA	500
International Bank for Reconstruction and Development - IBRD	168
Others	72
Total	6,283

(*)Closing quote of 06/30/2015 (US$1.00 = R$3.1026; ¥ 1.00 = R$0.02541).

For more information on loans and financing, see Note 16 to the Annual Financial Statements as of December 31, 2014.

16           Taxes Payable

(a)         Current assets

	June 30, 2015	December 31, 2014
Recoverable taxes
Cofins and Pasep	-	10,121
Income tax and social contribution	103,919	132,447
Withholding income tax (IRRF) on financial investments	5,850	3,718
Other federal taxes	2,393	2,313
Other municipal taxes	169	169
Total	112,331	148,768

The reduction in recoverable taxes is mainly due to decrease in “Income tax and social contribution” item, which was offset by Pasep and Cofins payable in the period.

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ITR - Quarterly Information Form - 06/30/2015 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Interim Financial Information	Version: 1

(b)         Current liabilities

	June 30, 2015	December 31, 2014
Taxes and contributions payable
Cofins and Pasep	17,345	-
INSS(Social Security contribution)	35,376	33,324
IRRF(withholding income tax)	497	17,377
Other	17,372	23,437
Total	70,590	74,138

17      Deferred Taxes and Contributions

(c)         Balance sheet balances

	June 30, 2015	December 31, 2014
Deferred income tax assets
Provisions	449,436	524,728
Pension obligations – G0	-	85,271
Pension obligations – G1	238,902	229,266
Donations of underlying assets on concession agreements	47,786	45,742
Allowance for loan losses	219,944	222,587
Tax losses	12,165	-
Other	122,922	112,566
Total deferred tax assets	1,091,155	1,220,160

Deferred income tax liabilities
Temporary difference on concession intangible assets	(543,818)	(559,411)
Capitalization of borrowing costs	(280,563)	(253,581)
Profit on supply to governmental entities	(82,303)	(87,092)
Actuarial gain/loss – G1 Plan	(2,514)	(2,514)
Other	(106,857)	(108,084)
Total deferred tax liabilities	(1,016,055)	(1,010,682)

Deferred tax asset, net	75,100	209,478

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(b)        Changes

Deferred income tax assets	December 31, 2014	Net Change	June 30, 2015
Provisions	524,728	(75,292)	449,436
Pension obligations – G0	85,271	(85,271)	-
Pension obligations – G1	229,266	9,636	238,902
Donations of underlying assets on concession agreements	45,742	2,044	47,786
Credit losses	222,587	(2,643)	219,944
Tax losses	-	12,165	12,165
Other	112,566	10,356	122,922
Total	1,220,160	(129,005)	1,091,155

Deferred income tax liabilities
Temporary difference on concession intangible assets	(559,411)	15,593	(543,818)
Capitalization of borrowing costs	(253,581)	(26,982)	(280,563)
Profit on supply to governmental entities	(87,092)	4,789	(82,303)
Actuarial gain/loss –G1	(2,514)	-	(2,514)
Other	(108,084)	1,227	(106,857)
Total	(1,010,682)	(5,373)	(1,016,055)

Deferred tax asset, net	209,478	(134,378)	75,100

Deferred tax assets	December 31, 2013	Net change	June 30, 2014
Provisions	506,568	(7,307)	499,261
Pension obligations – G0	85,271	-	85,271
Pension obligations - G1	215,187	7,281	222,468
Donations of underlying assets on concession agreements	43,901	98	43,999
Credit losses	172,482	7,391	179,873
Other	87,266	25,222	112,488
Total	1,110,675	32,685	1,143,360

Deferred tax liabilities
Temporary difference on intangible asset concession	(595,285)	15,777	(579,508)
Capitalization of borrowing costs	(200,343)	(10,120)	(210,463)
Profit on supply to governmental entities	(81,711)	137	(81,574)
Actuarial gains(losses)– G1	(32,405)	-	(32,405)
Other	(86,901)	(9,069)	(95,970)
Total	(996,645)	(3,275)	(999,920)

Deferred tax assets, net	114,030	29,410	143,440

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(c)         Reconciliation of the effective tax rate

The amounts recorded as income and social contribution tax expenses in the financial statements are reconciled to the statutory rates, as shown below:

	June 30, 2015	June 30, 2014

Profit before income taxes	790,096	1,162,789
Statutory rate	34%	34%

Estimated expenses at statutory rate	(268,633)	(395,348)
Tax benefit of interest on equity	12,868	27,411
Permanent differences
Provision - Law 4,819/58 (i)	(28,800)	(25,787)
Donations	(2,770)	(4,373)
GESP Agreement (Note 9(b))	151,465	-
Other differences	1,267	15,316

Income tax and social contribution	(134,603)	(382,781)

Current income tax and social contribution	(225)	(412,191)
Deferred income tax and social contribution	(134,378)	29,410
Effective rate	17%	33%

(i) Permanent difference related to the provision for actuarial liability (Note 19 (b) (iii)).

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ITR - Quarterly Information Form - 06/30/2015 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Interim Financial Information	Version: 1

18                Provisions

(a)    Lawsuits with probable likelihood of loss

(I) Financial position balances

The Company is party to a number of claims and legal proceedings arising in the normal course of business, including civil, tax, labor and environmental matters. Management, recognized provisions at an amount considered sufficient to cover probable losses. These provisions, net of escrow deposits are as follows:

	Provisions	Escrow deposits	June 30, 2015	Provisions	Escrow deposits	December 31, 2014
Customer claims (i)	576,636	(120,630)	456,006	638,637	(114,463)	524,174
Supplier claims (ii)	278,635	(209,145)	69,490	260,854	(195,478)	65,376
Other civil claims (iii)	123,573	(12,030)	111,543	126,403	(9,990)	116,413
Tax claims (iv)	59,395	(649)	58,746	55,554	-	55,554
Labor claims (v)	206,123	(2,576)	203,547	235,466	(2,233)	233,233
Environmental claims (vi)	77,507	(861)	76,646	226,404	(807)	225,597
Total	1,321,869	(345,891)	975,978	1,543,318	(322,971)	1,220,347

Current	597,144	-	597,144	625,092	-	625,092
Noncurrent	724,725	(345,891)	378,834	918,226	(322,971)	595,255

(II)    Changes

	December 31, 2014	Additional provisions	Interest and inflation adjustment	Amounts from provision	Amounts not used (reversal)	June 30, 2015
Customer claims (i)	638,637	16,777	51,678	(35,299)	(95,157)	576,636
Supplier claims (ii)	260,854	2,682	19,898	(3,206)	(1,593)	278,635
Other civil claims (iii)	126,403	6,722	11,096	(7,350)	(13,298)	123,573
Tax claims (iv)	55,554	1,168	4,988	(214)	(2,101)	59,395
Labor claims (v)	235,466	23,769	10,043	(13,929)	(49,226)	206,123
Environmental claims (vi)	226,404	7,942	9,884	(4,873)	(161,850)	77,507
Subtotal	1,543,318	59,060	107,587	(64,871)	(323,225)	1,321,869
Escrow deposits	(322,971)	(15,008)	(14,858)	6,555	391	(345,891)
Total	1,220,347	44,052	92,729	(58,316)	(322,834)	975,978

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(b)         Explanation on the nature of main classes of lawsuits

(I)       Customer claims

Approximately 1,190 lawsuits were filed by commercial customers, which claim that their tariffs should correspond to other consumer categories, and 730 lawsuits which claim a reduction in the sewage tariff due to losses in the system, consequently requesting the refund of amounts charged by the Company and 60 lawsuits where customers plead the reduction in tariff under the category as “Social Welfare Entity”. The Company was granted both favorable and unfavorable final decisions at several court levels and recognized provisions when the chances of losses are probable. The decrease of R$68,168 in the lawsuits classified as probable loss (net of escrow deposits) is mainly related to revisions of expectations caused by favorable decisions to the Company.

(II)       Supplier claims

Suppliers’ claims include lawsuits filed by some suppliers alleging underpayment of monetary restatements, withholding of amounts related to the understated inflation rates deriving from Real economic plan, and the economic and financial imbalance of the agreements. These lawsuits are in progress at different courts and a provision is recognized when the chances of losses are probable.

(III)    Other civil claims

These mainly refer to indemnities for property damage, pain and suffering, and loss of profits allegedly caused to third parties, filed at different court levels, dully accrued when classified as probable losses.

(IV)     Tax claims

Tax claims refers mainly to issues related to tax collections challenged due to differences in the interpretation of legislation by the Company's management, accrued when classified as probable loss.

(V)        Labor claims

The Company is a party to labor lawsuits, involving issues such as overtime, shift schedule, health hazard premium and hazardous duty premium, prior notice, change of function, salary equalization, and other. Part of the amount involved is in provisional or final execution at various court levels, and thus is classified as of probable loss and accordingly, accrued. The decrease of R$29,686 in lawsuits with probable chances of losses (net of escrow deposits) is mainly related to reversals of provisions referring to settlements in the Company’s administrative proceedings.

(VI)     Environmental claims

Environmental claims refer to several administrative proceedings and lawsuits filed by government entities, including Companhia de Tecnologia de Saneamento Ambiental – Cetesb, Public Prosecution Office of the State of São Paulo and others, that aim affirmative and negative covenants and penalty is estimated due to failure to comply in addition to the imposition of indemnity due to environmental damages allegedly caused by the Company. The amounts accrued represent the best estimate of the Company at this moment, however, may differ from the amount to be disbursed as indemnity to alleged damages, in view of the current stage of referred proceedings. The decrease of R$148,951 in lawsuits with expectation of probable losses (net of escrow deposits) is mainly related to two lawsuits, one due to change in its amount, totaling R$36,501, due to the expectation of settlement with the parties involved and the other one due to provision reversal totaling R$109,841, due to court decision favorable to the Company.

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(c)         Lawsuits with possible likelihood of loss

The Company is party to lawsuits and administrative proceedings relating to environmental, tax, civil and labor claims, which are assessed by Management whose chances of loss are possible and are not recorded. Liability contingencies classified as possible loss represent the amount of R$5,058,600 on June 30, 2015 (December/2014 – R$3,779,100). In the first six months of 2015, three new lawsuits were filed totaling R$511,731 related to environmental, labor and tax claims. The amounts considered for reporting purposes are the amounts questioned by adverse parties, which is not possible estimate the amounts involved for the Company, due to the initial phase of lawsuit.

(d)        Lawsuits with settlements made in 2015

During the first six months of 2015, the Company made several judicial and administrative settlements, totaling R$194,348. Of this amount, R$189,475 refer to sanitary sewage constructions and R$4,873 refer to environmental compensation, the latter, recorded as “other liabilities”. The accumulated balance on June 30, 2015, referring to these environmental liabilities is R$22,658.

Other information is stated in Note 19 to the Annual Financial Statements as of December 31, 2014.

(e)     Guarantee insurance for escrow deposit

During the second quarter of 2015, the Company contracted guarantee insurance for escrow deposit totaling R$500 million. Such insurance will be used in legal claims where instead of immediate cash disbursement by the Company, such insurance is used until the conclusion of these proceedings or up to three-year effectiveness term of the agreement.

As of June 30, 2015, the Company has already used the amount of R$130 million of such insurance in a tax claim deemed as possible loss.

19                Employee Benefits

(a)         Health benefit plan

The health benefit plan is managed by Fundação Sabesp de Seguridade Social - SABESPREV and consists of optional, free choice, health plans sponsored by contributions of SABESP and the active participants, as follows:

.   Company: 7.7% on average, of gross payroll;

.     Participating employees - 3.21% of base salary and premiums, equivalent to 2.2% of payroll, on average.

(b)                   Pension plan benefits

Amounts recorded in the statement of financial position
Funded plan – G1
Pension plan liabilities on December 31, 2014	676,071
Expenses recognized in 2015	40,200
Payments made in 2015	(11,858)
Pension plan liabilities on June 30, 2015 (i)	704,413

Unfunded plan – G0
Pension plan liabilities on December 31, 2014	2,053,527
Expenses recognized in 2015	123,930
Payments made in 2015	(70,977)
Pension plan liabilities on June 30, 2015 (iii)	2,106,480

Total	2,810,893

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(i)Plan G1

The Company sponsors a defined benefit pension plan for its employees ("Plan G1"), which is managed by Sabesprev, receives similar contributions established in a plan of subsidy of actuarial study of SABESPREV, as follows:

•    1.19% of the portion of the salary of participation up to 20 salaries; and

•    10.13% of the surplus, if any, of the portion of the salary of participation over 20 salaries.

As of June 30, 2015, SABESP had a net actuarial liability of R$704,413 (R$676,071 on December 31, 2014) representing the difference between the present value of the Company's defined benefit obligations to the participating employees, retired employees, and pensioners; the fair value of the plan’s assets.

(ii)    Private pension plan benefits – Defined contribution

On June 30, 2015, Sabesprev Mais plan, based on defined contribution, had 5,259 active and assisted participants (5,188 in December 2014).

With respect to the Sabesprev Mais plan, the contributions from the sponsor represent 100% over the total basic contribution from the participants.

The commitment to all participants who migrated from Plan G1 to the Sabesprev Mais Plan amounted to R$8,347 on June 30, 2015 (R$9,214 on December 31, 2014) referred to active participants.

(iii) Plan G0

Pursuant to Law 4,819/58, employees who started services prior to May 1974 and were retired as an employee of the Company acquired a legal right to receive supplemental pension payments, which rights are referred as "Plan G0". The Company pays these supplemental benefits on behalf of the State Government and makes claims for reimbursements from the State Government, which are recorded as accounts receivable from shareholder, limited to the amounts considered virtually certain that will be reimbursed by the State Government. As of June 30, 2015, the Company recorded a defined benefit obligation for Plan G0 of R$2,106,480 (R$2,053,527 on December 31, 2014).

(c)    Profit sharing

The Company recorded as reference to the 2015 Profit Sharing Program, the amount corresponding to one-month salary for each employee, depending on the establishment goals. In the second quarter of 2015, R$20,613 were accrued (R$19,304 in the second quarter of 2014). From January to June 2015 and 2014, R$37,920 and R$36,516, respectively were accrued.

20               Services payable

The services account records the balances payable, mainly from services received from third parties, such as supply of electric power, reading of hydrometers and delivery of water and sewage bills, cleaning, surveillance and security services, collection, legal counsel services, audit, marketing and advertising and consulting services, among others. This account also records the amounts payable from the percentage in the revenues of São Paulo local government. The balances on June 30, 2015 and December 31, 2014 were R$302,680 and R$318,973, respectively.

21                Equity

(a)    Authorized capital

The Company is authorized to increase capital by up to R$15,000,000 (R$15,000,000 in December 2014), based on a Board of Directors' resolution, after submission to the Fiscal Council.

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In the event of capital increase, issue of convertible debentures and/or warrants by means of private subscription, shareholders will have preemptive right in the proportion of number of shares held, pursuant to Article 171 of Law 6.404/76.

(b)         Subscribed and paid-in capital

Subscribed and paid-in capital is represented by 683,509,869 registered, book-entry common shares without par value as of June 30, 2015 (683,509,869 on December 31, 2014), held as follows:

	June 30, 2015		December 31, 2014
	Number of shares	%	Number of shares	%
State Department of Finance	343,524,285	50.26%	343,524,285	50.26%
Brazil Clearing and Depository Corporation - CBLC	176,989,242	25.89%	169,000,272	24.73%
The Bank Of New York ADR Department (equivalent in shares) (*)	160,840,202	23.53%	170,351,902	24.92%
Other	2,156,140	0.32%	633,410	0.09%

	683,509,869	100.00%	683,509,869	100.00%

(*) Each ADR corresponds to 1 share.

The Annual Shareholders’ Meeting held on April 30, 2015 approved the distribution of dividends as interest on shareholders’ equity amounting to R$252,304 and the transfer to Investments Reserves of retained earnings balances totaling R$605,530.

The payment of interest on equity in the amount of R$233,807, net of withholding income tax of R$18,497, totaling R$252,304, has started in June 2015 and the amount of R$106,980 was paid to minority shareholders. Additionally, the Company paid R$5 as interest on equity declared in 2013. The balance payable on June 30, 2015, refers mainly to balance payable to controlling shareholder.

Further information about equity, such as shareholder’ compensation, dividends and purpose of reserves, can be found in Note 22 to the Annual Financial Statements as of December 31, 2014.

22         Earnings per Share

Basic and diluted

Basic earnings per share is calculated by dividing the income attributable to the Company’s shareholders by the weighted average number of outstanding common shares during the year. The Company does not have potentially dilutive common shares outstanding or debts convertible into common shares. Accordingly, basic and diluted earnings per share are equal.

	January to June 2015	January to June 2014

Income attributable to the Company’s shareholders	655,493	780,008
Weighted average number of common shares issued	683,509,869	683,509,869

Basic and diluted earnings per share (reais per share)	0.95901	1.14118

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23         Business segment information

Management, comprised by the Board of Directors and the Board of Executive Officers, has determined the operating segments used to make strategic decisions, as water supply and sewage services.

	April to June 2015
	Water	Sewage	Reconciliation to the statement of income	Balance as per financial statements
Gross operating income	1,150,743	896,499	904,760	2,952,002
Gross sales deductions	(72,596)	(56,554)	-	(129,150)
Net operating income	1,078,147	839,945	904,760	2,822,852
Costs, selling, general and administrative expenses	(887,117)	(577,972)	(885,223)	(2,350,312)
Income from operations before other operating expenses, net and equity accounting	191,030	261,973	19,537	472,540
Other operating income (expenses), net				11,777
Equity accounting				(115)
Financial result, net				155,392
Income from operations before taxes				639,594
Depreciation and amortization	145,753	138,334	-	284,087

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	January to June 2015
	Water	Sewage	Reconciliation to the statement of income	Balance as per financial statements
Gross operating income	2,280,371	1,771,363	1,493,226	5,544,960
Gross sales deductions	(142,655)	(110,812)	-	(253,467)
Net operating income	2,137,716	1,660,551	1,493,226	5,291,493
Costs, selling, general and administrative expenses	(1,387,882)	(866,381)	(1,461,599)	(3,715,862)
Income from operations before other operating expenses, net and equity accounting	749,834	794,170	31,627	1,575,631
Other operating income (expenses), net				43,834
Equity accounting				999
Financial result, net				(830,368)
Income from operations before taxes				790,096
Depreciation and amortization	287,277	250,118	-	537,395

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	April to June 2014
	Water	Sewage	Reconciliation to the statement of income	Balance as per financial statements
Gross operating income	1,231,368	992,649	678,749	2,902,766
Gross sales deductions	(82,335)	(66,278)	-	(148,613)
Net operating income	1,149,033	926,371	678,749	2,754,153
Costs, selling, general and administrative expenses	(1,026,630)	(624,222)	(664,217)	(2,315,069)
Income from operations before other operating expenses, net and equity accounting	122,403	302,149	14,532	439,084
Other operating income (expenses), net				5,209
Equity accounting				49
Financial result, net				(21,577)
Income from operations before taxes				422,765
Depreciation and amortization	117,456	105,138	-	222,594

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	January to June 2014
	Water	Sewage	Reconciliation to the statement of income	Balance as per financial statements
Gross operating income	2,571,445	2,097,003	1,209,976	5,878,424
Gross sales deductions	(183,058)	(149,283)	-	(332,341)
Net operating income	2,388,387	1,947,720	1,209,976	5,546,083
Costs, selling, general and administrative expenses	(1,956,371)	(1,209,997)	(1,184,689)	(4,351,057)
Income from operations before other operating expenses, net and equity accounting	432,016	737,723	25,287	1,195,026
Other operating income (expenses), net				(37,860)
Equity accounting				(319)
Financial result, net				5,942
Income from operations before taxes				1,162,789
Depreciation and amortization	262,592	220,260	-	482,852

Explanation on the reconciliation items for the financial statements: the impacts on gross operating income and in costs are as follows:

	April to June 2015	January to June 2015	April to June 2014	January to June 2014

Gross revenue from construction recognized under ICPC 1 (R1) (a)	904,760	1,493,226	678,749	1,209,976
Construction costs recognized under ICPC 1 (R1) (a)	885,223	1,461,599	664,217	1,184,689

Construction margin	19,537	31,627	14,532	25,287

(a) Revenue from concession construction contracts is recognized in accordance with CPC 17 (R1), Construction Contracts (IAS 11), using the percentage-of-completion method. See Note 13 (c) and (f).

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24               Operating Revenue

(a)       Revenue from water and sewage services:

	April to June 2015	January to June 2015	April to June 2014	January to June 2014

Metropolitan region of São Paulo	1,384,432	2,685,782	1,579,335	3,308,583
Regional Systems (i)	662,810	1,365,952	644,682	1,359,865
Total (ii)	2,047,242	4,051,734	2,224,017	4,668,448

(i)      Including the municipalities operated in countryside and at the coast of the State of São Paulo.

(ii)In the second quarter of 2015, the gross operating revenue from sale of products and services decreased 7.9%, compared to same period of 2014. The decrease is mainly due to reduction in  water and sewage billed volume, caused by lower consumption.

In the second quarter of 2015, bonus totaled R$231,009, versus R$88,084 in the second quarter of 2014. In the second quarter of 2015, the billed amounts related to the application of contingency tariff was R$122,974.

On May 5, 2015, ARSESP authorized a cumulative index of 15.2414%, comprised of annual adjustment of 7.1899% (net of the X Factor), plus the remaining portion of 0.5575% referring to the postponed Ordinary Tariff Revision applied on December 27, 2014 and the tariff adjustment of 6.9154% resulting from Sabesp’s Extraordinary Tariff Revision, reflecting in 1.51% in June 2015. In addition, on December 27, 2014, the tariff increased 6.4952%.

Additional information on bonus and the contingency tariff, see Note 24 (a) to the interim financial information for the first quarter of 2015 and Note 25 (a) to the Annual Financial Statements for the year ended December 31, 2014

(b)       Reconciliation between gross operating income and net operating income:

	April to June 2015	January to June 2015	April to June 2014	January to June 2014

Revenue from water and sewage services	2,047,242	4,051,734	2,224,017	4,668,448
Construction revenue (Note 13 (c))	904,760	1,493,226	678,749	1,209,976
Sales tax	(129,150)	(253,467)	(148,613)	(332,341)
Net revenue	2,822,852	5,291,493	2,754,153	5,546,083

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25               Operating Costs and Expenses

	April to June 2015	January to June 2015	April to June 2014	January to June 2014
Operating costs
Salaries and payroll charges	364,193	729,916	388,229	732,528
Pension obligations	14,900	29,421	11,982	23,751
Construction costs (Note 13 (c))	885,223	1,461,599	664,217	1,184,689
General supplies	41,602	88,780	43,595	88,545
Treatment supplies	63,591	135,910	64,598	134,252
Outsourced services	186,367	390,062	209,742	410,215
Electricity	207,711	366,329	144,133	283,823
General expenses	77,374	162,934	100,409	208,389
Depreciation and amortization	264,448	499,135	203,228	442,658
	2,105,409	3,864,086	1,830,133	3,508,850

Selling expenses
Salaries and payroll charges	58,891	115,065	60,628	115,500
Pension obligations	1,931	3,816	1,540	3,093
General supplies	832	1,835	1,071	2,170
Outsourced services	60,307	116,514	65,856	127,985
Electricity	186	355	138	304
General expenses	22,195	41,422	21,795	41,081
Depreciation and amortization	2,452	4,925	2,569	5,368
Allowance for doubtful accounts, net of recoveries (Note 8 (c))	177	47,520	61,635	76,328
	146,971	331,452	215,232	371,829

Administrative expenses
Salaries and payroll charges	42,760	91,151	46,616	88,753
Pension plan	46,144	93,985	42,407	84,515
GESP reimbursement– benefits paid (Note 9 (b))	-	(696,283)	-	-
General supplies	651	1,113	2,291	3,339
Outsourced services	23,358	59,356	75,985	128,043
Electricity	428	710	256	418
General expenses	(50,874)	(101,259)	67,801	93,204
Depreciation and amortization	17,187	33,335	16,797	34,826
Tax expenses	18,278	38,216	17,551	37,280
	97,932	(479,676)	269,704	470,378

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	April to June 2015	January to June 2015	April to June 2014	January to June 2014
Operating costs and expenses
Salaries and payroll charges	465,844	936,132	495,473	936,781
Pension plan	62,975	127,222	55,929	111,359
GESP reimbursement– benefits paid (Note 9 (b))	-	(696,283)	-	-
Construction costs (Note 13 (c))	885,223	1,461,599	664,217	1,184,689
General supplies	43,085	91,728	46,957	94,054
Treatment supplies	63,591	135,910	64,598	134,252
Outsourced services	270,032	565,932	351,583	666,243
Electricity	208,325	367,394	144,527	284,545
General expenses	48,695	103,097	190,005	342,674
Depreciation and amortization	284,087	537,395	222,594	482,852
Tax expenses	18,278	38,216	17,551	37,280
Allowance for doubtful accounts, net of recoveries (Note 8 (c))	177	47,520	61,635	76,328
	2,350,312	3,715,862	2,315,069	4,351,057

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26               Financial Expenses and Income

	April to June 2015	January to June 2015	April to June 2014	January to June 2014
Financial expenses
Interest and charges on loans and financing – local currency	(81,058)	(167,721)	(79,962)	(162,171)
Interest and charges on loans and financing – foreign currency	(25,075)	(55,542)	(23,098)	(47,441)
Other financial expenses	(34,020)	(56,637)	(20,994)	(42,025)
Income tax over international remittance	(5,025)	(8,938)	(4,154)	(6,739)
Inflation adjustment on loans and financing (i)	(41,609)	(97,750)	(28,932)	(61,986)
Inflation adjustment on Sabesprev Mais deficit	(496)	(928)	(345)	(684)
Other inflation adjustments	(4,636)	(9,027)	(3,378)	(5,869)
Interest and inflation adjustments on provisions (ii)	13,008	12,009	(29,546)	(49,492)
Total financial expenses	(178,911)	(384,534)	(190,409)	(376,407)

Financial income
Inflation adjustment gains	34,799	65,112	10,894	36,238
Income on short-term investments	47,879	94,911	48,398	96,104
Interest and other income	41,138	67,622	25,583	49,385
Dividends	1,526	1,526	-	-
Total financial income	125,342	229,171	84,875	181,727

Financial, net before foreign exchange variations	(53,569)	(155,363)	(105,534)	(194,680)

Net foreign exchange gains (losses)
Foreign exchange change on loans and financing (iii)	209,114	(675,304)	84,228	201,264
Other foreign exchange variations	(201)	(308)	(3)	(30)
Foreign exchange gains	48	607	(268)	(612)
Foreign exchange variations, net	208,961	(675,005)	83,957	200,622

Financial, net	155,392	(830,368)	(21,577)	5,942

(i)        The monetary variation derives from increase in the indexes defined in the loan agreements, such as, TR and IPCA, which were 0.4% and 2.3%, respectively, in the second quarter of 2015 (0.2% and 1.5%, respectively, in same period of 2014). The exposures to these rates are shown in Note 4.1 (d).

(ii)      The variation is mainly due to reversal of inflation adjustment of environmental claims, due to court decision favorable to the Company.

(iii)    The variation in foreign exchange expenses mainly derives from depreciation of the US dollar and Yen in the second quarter of 2015, of 3.3% and 5.0%, respectively, compared to depreciation of 2.7% and 1.0%, respectively, in the same period of 2014.

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27                Other operating income (expenses), net

	April to June 2015	January to June 2015	April to June 2014	January to June 2014

Other net operating income	35,186	64,469	21,638	38,145
Other operating expenses	(23,409)	(20,635)	(16,429)	(76,005)

Other operating income (expenses), net	11,777	43,834	5,209	(37,860)

Other operating income is comprised by sale of property, plant and equipment, sale of contracts awarded in public bids, electricity selling right, indemnities and reimbursement of expenses, fines and collaterals, property leases, reuse water, PURA projects and services.

Other operating expenses consist mainly of write-off of concessions due to obsolescence, discontinued construction works, unproductive wells, projects considered economically unfeasible, losses on property, plant and equipment.

28               Commitments

The Company has agreements to manage and maintain its activities, as well as agreements to build new projects aiming at achieving the objectives proposed in its target plan. Below, main committed amounts as of June 30, 2015:

	June to December 2015	2016 – 2017	2018 – 2019	2020 onwards	Total
Contractual obligations- Expenses	587,200	1,147,896	267,666	4,225,624	6,228,386
Contractual obligations- Investments	696,033	2,177,546	149,064	2,186,389	5,209,032
Total	1,283,233	3,325,442	416,730	6,412,013	11,437,418

The main commitment refers to São Lourenço PPP. See Note 13 (h).

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29               Additional information on cash flows

	January to June 2015	January to June 2014

Total additions of intangible assets (Note 13)	1,596,965	1,345,203

Items not affecting cash (see breakdown below)	(400,964)	(215,081)

Total additions to intangible assets as per statement of cash flows	1,196,001	1,130,122

Investments and financing operations affecting intangible assets but not cash:
Interest capitalized in the period (Note 13 (e))	148,021	74,718
Contractors payable	(54,010)	(6,926)
Program contract commitments	62,605	70,251
Public-Private-Partnership (Note 13 (h))	186,405	-
Leasing	26,316	51,751
Construction margin (Notes 13 (f) and 23)	31,627	25,287
Total	400,964	215,081

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30               Events after the reporting period

•    Extraordinary Shareholders’ Meeting

An Extraordinary Shareholders’ Meeting (AGE) was held on July 21, 2015 to re-ratify Management and Fiscal Council members’ overall compensation for the fiscal year of 2015, pursuant to the Management proposal disclosed.

The overall compensation of Management and Fiscal Council members for the fiscal year of 2015 was approved by majority vote, in the maximum amount of four million, five hundred, thirty-six thousand, thirty-four reais and eighty-nine centavos (R$4,536,034.89). Such amount includes a fixed monthly compensation of R$20,590.00 for Officers; R$6,177.00 for members of the Board of Directors and R$4,118.00 for Fiscal Council members and other benefits, besides corresponding charges.

•    Water Supply and Sewage Services Agreement

On August 5, 2015, the Company formalized the Water Supply and Sewage Services Agreement with the municipality of Santa Isabel for a 30-year term.

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Comments on the Company’s projections

The projections presented in the reference form are annual and not on a quarterly basis. Therefore, the quarterly comparison between the information disclosed in the reference form with quarterly results shall not apply.

The projections monitoring occurs on an annual basis and are disclosed in the reference form.

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1.         CHANGES IN INTEREST HELD BY CONTROLLING SHAREHOLDER, BOARD MEMBERS AND EXECUTIVE OFFICERS

CONSOLIDATED SHAREHOLDING OF CONTROLLING SHAREHOLDERS, MANAGEMENT AND OUTSTANDING SHARES Position as of 06/30/2015
Shareholder	Number of Common Shares (units)%		Total Number of Shares (units)%
Controlling shareholder
Treasury Department	343,524,285	50.3%	343,524,285	50.3%
Management
Board of Directors	-	-	-	-
Executive Officers	-	-	-	-

Fiscal Council	15	-	15	-

Treasury shares	-	-	-	-

Other shareholders

Total	343,524,285	50.3%	343,524,285	50.3%

Outstanding shares	339,985,569	49.7%	339,985,569	49.7%

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CONSOLIDATED SHAREHOLDING OF CONTROLLING SHAREHOLDERS, MANAGEMENT AND OUTSTANDING SHARES Position as of 06/30/2014
Shareholder	Number of Common Shares (units)%		Total Number of Shares (units)%
Controlling shareholder
Treasury Department	343,524,285	50.3%	343,524,285	50.3%
Management
Board of Directors	-	-	-	-
Executive Officers	-	-	-	-

Fiscal Council	-	-	-	-

Treasury shares	-	-	-	-

Other shareholders

Total	343,524,285	50.3%	343,524,285	50.3%

Outstanding shares	339,985,584	49.7%	339,985,584	49.7%

2.         SHAREHOLDING POSITION

SHAREHOLDING POSITION OF HOLDERS OF MORE THAN 5% OF EACH TYPE AND CLASS OF COMPANY SHARES, UP TO THE INDIVIDUAL LEVEL
Company: CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO			Position as of 06/30/2015 (shares)
	Common shares		Total
Shareholder	Number of shares	%	Number of shares	%
Treasury Department	343,524,285	50.3	343,524,285	50.3

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Reports and Statements / Unqualified Report on Special Review

(Convenience Translation into English from the Original Previously Issued in Portuguese)

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Shareholders, Board of Directors and Management of

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

São Paulo - SP

Introduction

We have reviewed the accompanying interim financial information of Companhia de Saneamento Básico do Estado de São Paulo - SABESP (the “Company”) included in the Quarterly Information Form (ITR), for the quarter ended June 30, 2015, which comprises the financial position as of June 30, 2015 and the related statements of income and comprehensive income for the three and six-month periods then ended and changes in equity and cash flows for the six-month period then ended, including the explanatory notes.

The Company’s Management is responsible for the preparation of the interim financial information in accordance with technical pronouncement CPC 21 (R1) - Interim Financial Information and in accordance with international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities and Exchange Commission, applicable to the preparation of Interim Financial Information - ITR. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with standards on auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information included in the ITR referred to above was not prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34, applicable to the preparation of Interim Financial Information - ITR, and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission.

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ITR - Quarterly Information Form - 06/30/2015 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version: 1

Other matters

Statements of value added

We have also reviewed the statements of value added (DVA) for the six-month period ended June 30, 2015, prepared under the responsibility of the Company’s Management, the presentation of which is required by the standards issued by the CVM - Brazilian Securities and Exchange Commission applicable to the preparation of Interim Financial Information - ITR and considered as supplemental information by IFRSs, which does not require the presentation of DVA. These statements were subject to the same review procedures described above, and, based on our review, nothing has come to our attention that causes us to believe that they were not prepared, in all material respects, consistently with the interim financial information taken as a whole.

The accompanying interim financial information has been translated into English for the convenience of readers outside Brazil.

São Paulo, August 13, 2015

DELOITTE TOUCHE TOHMATSU	Délio Rocha Leite
Auditores Independentes	Engagement Partner

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: August 31, 2015

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.